     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 8, 1999.


                                                      REGISTRATION NO. 333-79067

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                CYBERGOLD, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           7311                          94-3212392
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                              2921 ADELINE STREET
                           BERKELEY, CALIFORNIA 94703
                                 (510) 845-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             A. NATHANIEL GOLDHABER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                CYBERGOLD, INC.
                              2921 ADELINE STREET
                           BERKELEY, CALIFORNIA 94703
                                 (510) 845-5000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                   COPIES TO:

               CARLA S. NEWELL, ESQ.                               NORA L. GIBSON, ESQ.
                 ANDREW BAW, ESQ.                                LINDSAY C. FREEMAN, ESQ.
              FRANK A. GRANT IV, ESQ.                               ELISA S. LEE, ESQ.
               ERIC E. KEPPLER, ESQ.                          BROBECK, PHLEGER & HARRISON LLP
             GUNDERSON DETTMER STOUGH                               SPEAR STREET TOWER
       VILLENEUVE FRANKLIN & HACHIGIAN, LLP                             ONE MARKET
              155 CONSTITUTION DRIVE                              SAN FRANCISCO, CA 94105
           MENLO PARK, CALIFORNIA 94025                               (415) 442-0900
                  (650) 321-2400

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF                                     PROPOSED MAXIMUM                 AMOUNT OF
SECURITIES TO BE REGISTERED                          AGGREGATE OFFERING PRICE(1)         REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------
Common Stock, $0.0001 par value....................          $46,000,000                     $12,788
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o).

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[FRONT COVER OUTSIDE GATEFOLD

DESCRIPTION: Color reproduction of Cybergold web site home page with text annotations and artwork describing various components of the home page.

RELATED TEXT ANNOTATIONS, CLOCKWISE FROM TOP:

- Services to enhance Cybergold membership value

- Cybergold presents to members a rotating set of featured incentive offers

- "Spend" offers provide members with ability to purchase digital content using Cybergold Micropayments

- A set of changing "earn" offers provide members with opportunities to earn cash for specific online behaviors

- Extra member perks are sponsored by Cybergold merchants

- Web surfers can open a free Cybergold account. No software downloads are needed

- Easy access to popular Internet content enhances member value

CYBERGOLD S-1
INSIDE FRONT COVER GATEFOLD

DESCRIPTION: 2-page spread color reproduction of three representative Cybergold Web site pages, plus a rendering of a "bank" symbol and the VISA credit card logo.

WEB SITE PAGE 1: Reproduction of the Cybergold "Earn" page.

RELATED TEXT ANNOTATIONS, CLOCKWISE FROM TOP:

- TOP: Consumers earn cash for online activity.

- NEAR TOP: Tabs enhance member navigation of the Cybergold web site.

- RIGHT SIDE: Cybergold presents merchant offers for members to review and act upon.

- BOTTOM: Reward amounts vary according to the actions requested by merchants and by the value of members' actions to the merchants.

- LEFT BOTTOM: Members read summary descriptions of incentive offers. Clicking on offers provides more information and instructions.

- LEFT TOP: Listing by category provides additional navigational aid.

WEB SITE PAGE 2: Reproduction of the Cybergold "Account Management" page.

RELATED TEXT ANNOTATIONS, CLOCKWISE FROM TOP:

- TOP: Account management screen enables members to review account status and history.

- BOTTOM RIGHT: Member balance.

- BOTTOM LEFT: Consumer account history.

- TOP LEFT: Account information.

UPPER RIGHT SIDE OF PAGE, SYMBOL 1: "bank" symbol annotated with Member transfers Cybergold balance to personal bank account.

UPPER RIGHT SIDE OF PAGE, SYMBOL 2: Reproduction of "VISA" logo, annotated with:
Member transfers Cybergold balance to VISA account or Member loads Cybergold account from VISA card.

WEB SITE PAGE 3: Reproduction of the Cybergold "Spend" page.

RELATED TEXT ANNOTATIONS, CLOCKWISE FROM TOP:

TOP: Utilizing Cybergold Micropayments, member buys digital content, services and products. Thousands of items are available.

NEAR TOP: log-in bar.

RIGHT SIDE 1: Cybergold's Multimedia Mart is a source for a wide variety of digital content, services and products provided by merchants and hosted by Cybergold.

RIGHT SIDE 2: CD World sells music CDs, DVDs, games and software.

RIGHT SIDE 3: BuyCollegeStuff provides college-branded screensaver software.

RIGHT SIDE 4: Epitonic is a vendor of independent MP3 music files.]

                               PROSPECTUS SUMMARY

     The following is only a summary. You should carefully read the more detailed information contained in this prospectus, including our financial statements and related notes. Our business involves significant risks. You should carefully consider the information under the heading "Risk Factors." Unless otherwise noted, all information in this prospectus: (1) assumes that all outstanding shares of our preferred stock are converted into 14,453,186 shares of common stock on the day that this offering is completed; (2) assumes that the underwriters do not exercise their option to purchase additional shares, (3) assumes the exercise of warrants to purchase 576,925 shares of Series D Preferred Stock prior to the completion of this offering and the conversion of such shares to common stock, (4) assumes our reincorporation in Delaware and (5)
does not reflect a   for   reverse stock split to be effected prior to the
consummation of the offering.

                                CYBERGOLD, INC.

     We are a leading provider of online direct marketing and cash-based incentive advertising solutions. We combine a variety of Internet-based direct advertising and marketing services with cash-based online incentive programs to provide flexible, cost-per-action incentive marketing solutions. Our payment structure, in which our advertising and marketing clients are only charged when our members execute specific predefined actions, provides these clients with a known cost per yield for their advertising campaigns. By leveraging our proprietary consumer member database and our targeting capabilities, we are able to offer our clients customized, targeted advertising solutions designed to improve advertisement response rates and reduce customer acquisition costs.

     The unique capabilities of the Internet create significant opportunities for advertisers, marketers and merchants to develop direct relationships with consumers. Forrester Research estimates that Internet advertising expenditures in 1998 were approximately $1.3 billion and projects Internet advertising expenditures will increase to approximately $10.5 billion in 2003. To date, the majority of Internet advertising has been in the form of passive banner advertising. Decreasing consumer response to banner advertising has led advertisers and marketers to seek alternative forms of online advertising to increase the effectiveness and efficiency of their online marketing efforts. As advertisers and marketers seek to increase the effectiveness and efficiency of their online marketing efforts, they are turning to incentives-based programs, which reward consumers for their attention or specific response to ads and promotions. Most incentives-based programs offer consumers the ability to earn "points" that are redeemable only for limited products, frequent flyer miles or other non-cash, often restricted, rewards.

     Our online Earn & Spend Community offers our 1.8 million consumer members a broad array of cash-based incentive reward opportunities, whereby members are compensated with cash, rather than non-cash incentives for responding to online marketing offers. The cash earned by our members can be credited to either their VISA or bank accounts from their Cybergold account or be used to purchase digital content, services and products, including software, music, games, credit reporting services and original artistic works and publications through our Earn & Spend Community.

     We have developed a proprietary micropayment system that enables the cost-effective management of cash-based incentive programs on our Web site and on other Web sites. Our system combined with our Earn & Spend incentives enables the online exchange of inexpensive digital content, services and products which has not previously been economically practical.

     We believe our solution provides the following benefits:

Advertising and Marketing Client Benefits

- Provides advertisers and marketers more flexible and effective marketing tools to induce desired consumer behavior.

- Provides a cost-per-action incentive marketing solution, reducing customer acquisition costs and risk.

- Enables advertisers and marketers to better measure the effectiveness of their online advertising campaigns, allowing the review and modification of campaigns at any time to react to consumer response rates.

- Enables our clients to leverage our proprietary member database to offer customized and targeted campaigns.

Member Benefits

- Members receive cash for their Internet activity, unlike other incentive reward programs where consumers receive only frequent flier miles, specified products or other non-cash, often restricted, incentive rewards.

- Member choice is increased by enabling consumers to limit the number of advertising and marketing offers they are exposed to and to respond only to advertising and marketing for which they have an interest. Consumers, through our Earn & Spend Community, can spend their cash rewards on a wide variety of digital content, services or products or simply have their cash rewards credited to their VISA or bank accounts.

Merchant Benefits

- Enables Internet commerce on a pay-per-transaction basis, offering merchants an alternative revenue source by providing them access to our broad membership base.

- Provides merchants with value-added services, including "non-hosted" and "hosted" services. In "non-hosted" solutions, our micropayment transaction system enables merchants to sell inexpensive items or services on their own Web sites. In "hosted" solutions, we provide the merchants with a complete outsourced suite of Web site hosting, systems administration, transaction processing and integration services, while the merchant only provides the content.

     Since inception, a total of 144 advertising and marketing clients have offered incentives using our system. Advertising and marketing clients that have used our service include Ask Jeeves, Inc., autobytel.com inc., Cendant Corporation (Netmarket), The Walt Disney Company (Disney Daily Blast, Disney Store Online), Earthlink Network, Inc., GoTo.com, Inc., Interactive Coupon Network (Cool Savings), LifeMinders.com, Inc., New Media and Qwest Communications International Inc.

     We have entered into strategic relationships with the First National Bank of Omaha, MBNA America Bank, Earthlink Network, Inc., BuySafe.com and others which have enabled us to offer our advertising and marketing clients and members a broad range of incentives and online services. We intend to continue to enter into strategic relationships in order to build our Earn & Spend Community, generate additional traffic to our Web site, increase membership and establish additional sources of revenue.

     We were incorporated under the name Cyber-Bucks, Inc. in California in October 1994. We subsequently changed our name to CyberGold, Inc. and intend to reincorporate under the name Cybergold, Inc. in Delaware prior to this offering. Our principal executive offices are located at 2921 Adeline Street, Berkeley, California 94703, and our telephone number is (510) 845-5000. Cybergold is our registered trademark. Cybergold Mint and Earn & Spend are our trademarks. This prospectus also contains trademarks of other companies. Our Web site is www.cybergold.com. Information contained on our website does not constitute part of this prospectus.

                                  THE OFFERING

Common Stock we are offering..................  shares
Common Stock to be outstanding after the        shares
  offering....................................
Underwriters' over-allotment option...........  shares
Use of proceeds...............................  For general corporate purposes, including working capital and capital expenditures, and for potential
                                                strategic acquisitions or investments. See "Use of
                                                Proceeds."
Dividend policy...............................  We do not anticipate paying cash dividends.
Proposed Nasdaq National Market symbol........  CGLD

     The number of shares of our common stock to be outstanding immediately after the offering is based on the number of shares outstanding on May 18, 1999. This number does not take into account:

     - 1,875,957 shares of our common stock subject to options outstanding at a weighted average exercise price of $0.19 per share and 1,824,043 shares of common stock reserved for issuance under our stock option plans or other option agreements at March 31, 1999;

     - 185,000 shares of common stock issuable upon conversion of outstanding options to purchase preferred stock;

     - 1,500,000 shares of common stock reserved for issuance under our 1999 Omnibus Equity Incentive Plan;

     - 300,000 shares of common stock reserved for issuance under our 1999 Employee Stock Purchase Plan; and

     - outstanding warrants to purchase 272,500 shares of our common stock at a weighted average exercise price of $0.30 per share.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following summary financial data is derived and qualified in its entirety by our financial statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                      THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,           MARCH 31,
                                                      ----------------------------    ------------------
                                                       1996       1997       1998      1998       1999
                                                      -------    -------    ------    -------    -------
                                                                                         (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Total revenues......................................  $     1    $   531    $1,005    $   107    $   503
Gross margin........................................        0        238       539         72        258
Loss from operations................................   (2,579)    (3,729)   (4,683)    (1,215)    (1,737)
Net loss............................................   (2,569)    (3,744)   (4,604)    (1,220)    (1,726)
Basic and diluted net loss per common share.........  $ (0.46)   $ (0.63)   $(0.87)   $ (0.20)   $ (0.33)
Shares used in computing basic and diluted net loss
  per common share..................................    5,618      5,969     6,031      6,020      6,079

     The following table presents our summary balance sheet at March 31, 1999, which has been adjusted for the conversion of our preferred stock outstanding as of March 31, 1999 into 11,373,263 shares of common stock, the issuance of 3,076,923 shares of Series D Preferred Stock on May 18, 1999 and the conversion of these shares into an equal number of shares of common stock, the issuance of 576,925 shares of Series D Preferred Stock upon the exercise of warrants and the conversion of these shares into an equal number of shares of common stock, and
our sale of                shares of our common stock at an assumed public
offering price of $     per share in this offering. See "Use of Proceeds" and
"Capitalization."

                                                                         MARCH 31, 1999
                                                              -------------------------------------
                                                                                         PRO FORMA
                                                              ACTUAL      PRO FORMA     AS ADJUSTED
                                                              -------    -----------    -----------
                                                                         (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 2,280      $
Current assets..............................................    2,403
Total assets................................................    2,893
Long-term obligations, net of current maturities............      291
Convertible redeemable preferred stock......................    6,671
Total stockholders' equity (deficit)........................   (5,978)

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and the related notes. The risks and uncertainties described below are not the only ones potentially affecting our company. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect our company.

     If any of the following risks occur, our business, results of operations or financial condition could be materially harmed. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES AND EXPECT CONTINUED LOSSES FOR THE FORESEEABLE
FUTURE

     We have not achieved profitability in any previous quarter, and given our planned level of operating expenses, we expect to continue to incur operating losses for the foreseeable future. Our retained deficit as of March 31, 1999 was approximately $13.8 million. We plan to increase our operating expenses as we continue to build brand and infrastructure and consequently, our losses will increase in the future. Although we have experienced revenue growth in recent quarters, we cannot be certain that revenues will increase at a rate sufficient to achieve and maintain profitability. If our revenue growth is slower than we anticipate or our operating expenses exceed our expectations, our losses will significantly increase. We may never achieve profitability. Even if we were to achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information on our operating history and results of operations.

WE CANNOT ASSURE YOU THAT WE WILL BE PROFITABLE BECAUSE WE HAVE OPERATED OUR BUSINESS ONLY FOR A SHORT PERIOD OF TIME AND HAVE ONLY A LIMITED OPERATING HISTORY UPON WHICH TO EVALUATE OUR BUSINESS

     We were incorporated in October 1994 but did not begin to generate meaningful revenues until March 1997. Accordingly, we have only a limited operating history upon which to evaluate our business and prospects. Before buying our common stock, you should carefully consider the risks and difficulties that are frequently encountered by early stage companies in the electronic commerce and direct marketing industries. These risks and difficulties include any:

     - inability to add new members to our program or retain members;

     - failure by advertisers, marketers or consumers to adopt and accept online direct marketing;

     - failure to maintain, expand and develop relationships with advertisers, marketers, partners, third-party Web sites and merchants;

     - inability to increase awareness of the Cybergold brand;

     - inability to expand the breadth and depth of services we offer;

     - lack of broad acceptance of our method for making small payments over the Internet;

     - inability to develop and upgrade our technology to keep pace with the demands of the electronic commerce, direct marketing and micropayments industries;

     - failure to enforce and protect our intellectual property rights;

     - inability to hire or retain key employees;

     - inability to adapt to the changing advertising, marketing and Internet markets; and

     - inability to predict accurately future results of operations.

     If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations and financial condition may be harmed. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations" for detailed information on our historical operating results.

THE UNPREDICTABILITY OF OUR QUARTERLY RESULTS OF OPERATIONS MAKES IT DIFFICULT TO PREDICT OUR FINANCIAL PERFORMANCE AND MAY ADVERSELY AFFECT THE TRADING PRICE OF OUR COMMON STOCK

     Our quarterly results of operations have varied in the past and are likely to vary significantly from quarter to quarter. A number of factors are likely to cause these variations, some of which are outside of our control. These factors include:

     - changes in revenue levels resulting from the advertising and marketing budget cycles of individual advertisers and marketers;

     - changes in advertising and marketing costs that we incur to attract and retain members;

     - changes in our pricing policies, the pricing policies of our competitors or the pricing policies for Internet advertising and marketing generally;

     - our rate of member acquisition and the level of activity of new and existing members;

     - the number and type of programs and development contracts established with our advertising and marketing clients as well as the impact of the fixed price portion of development contracts on gross margin;

     - the introduction of new products and services by us or by our competitors;

     - unexpected costs and delays resulting from the expansion of our operations; and

     - the occurrence of technical difficulties or unscheduled system downtime.

     We believe that our revenues will be subject to seasonal fluctuations as a result of general patterns of retail advertising and marketing and consumer purchasing, which are typically higher during the fourth calendar quarter and lower in the following quarter. In addition, expenditures by advertisers and marketers tend to be cyclical, reflecting overall economic conditions and consumer buying patterns. Consequently, our results of operations could be harmed by a downturn in the general economy or a shift in consumer buying patterns.

     Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful and you should not rely upon them as an indication of our future performance. Our operating expenses are based on expected future revenues and are relatively fixed in the short term. If our revenues are lower than expected, we would incur greater than expected losses. In addition, during future periods our operating results likely will fall below the expectations of public market analysts and investors. In this event, the market price of our common stock likely would decline. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE DEPEND ON THE INCREASED ACCEPTANCE OF ONLINE INCENTIVES-BASED DIRECT MARKETING PROGRAMS

     Our success depends in part on the increased acceptance of online incentives-based direct marketing programs. Although incentive programs have been used extensively in traditional marketing and sales channels, they have only recently begun to be used online.

     The success of online incentives-based direct marketing programs will depend on the ability of these programs to attract and retain members, advertising and marketing clients and merchants. Our ability to attract and retain members, clients and merchants will depend on our marketing efforts and on the quality of each member, client or merchant experience with our system. The number and relevance of the direct marketing offers we provide and the perceived value of the incentives we offer will be necessary to achieve future success. Our ability to generate revenue from clients and merchants will depend on our ability to differentiate ourselves through the services we provide and technology solutions we offer, as well as our success in generating adequate participation from consumers in our online incentives-based direct marketing programs. The attractiveness of our program to consumers depends in large part on the attractiveness of the incentives we offer. To the extent that our online incentives-based direct marketing program does not achieve market acceptance among members, clients and merchants, our business, results of operations and financial condition would be harmed.

OUR SUCCESS DEPENDS ON OUR ABILITY TO MAINTAIN AND EXPAND AN ACTIVE MEMBERSHIP BASE

     Our success largely depends on our ability to maintain and expand an active membership base. Although we currently have approximately 1.8 million members, we generate the majority of our revenues from a small percentage of our members, and we cannot assure you that the percentage of active members will increase. In addition, approximately 360,000 of our members have requested not to receive e-mail from us. Because our revenues are primarily driven by commissions paid by advertisers and direct marketers based on specific actions taken by our members, if we are unable to induce existing and new members to actively participate in the Cybergold Earn & Spend Community, our business, results of operations and financial condition will be harmed. Although our membership has grown in prior periods, we cannot be certain that our membership growth will continue at current rates or increase in the future. Currently, we attract the majority of our members through co-registration agreements with online partners, whereby registrants for those sites have the option to concurrently sign up for the Cybergold Earn & Spend Community. We believe that the convenience afforded by this co-registration capability is a significant factor in attracting new members. If we were to lose these relationships with our online co-registration partners, we would lose a significant source of new members, and our business, results of operations and financial condition would be harmed.

IF OUR ABILITY TO DEPOSIT TO AND TRANSFER FUNDS FROM VISA ACCOUNTS WERE TO BE DISCONTINUED OR IF THIS ABILITY WERE TO BE EXTENDED TO COMPETITORS, OUR BUSINESS COULD BE HARMED

     Cybergold has a relationship with the First National Bank of Omaha, an acquiring bank for VISA International Service Association (VISA), that enables the transfer of funds from individual Cybergold member accounts to their VISA accounts, as well as from their VISA accounts to their Cybergold accounts. This transaction processing capability required re-engineering of the First National Bank of Omaha's VISA transaction processing system, and would be difficult to replicate with another financial service provider if our relationship with the First National Bank of Omaha were to deteriorate or terminate. The First National Bank of Omaha can terminate the contract at any time with 30 days notice. Currently, under the conditions of our contract, we cannot enter into similar relationships with other credit card providers such as MasterCard, American Express or Discover. However, the First National Bank of Omaha can at its own discretion freely offer similar services to our existing and potential competitors. If we were to lose this relationship with the First National Bank of Omaha, or if they were to extend similar services to our competitors, our business, results of operations and financial condition would be harmed.

IF WE ARE UNABLE TO ESTABLISH THE CYBERGOLD BRAND, OUR BUSINESS WOULD BE HARMED

     Developing a strong brand is critical to our business. The reputation of the Cybergold brand will largely depend on our ability to provide a high-quality experience for our clients, members and merchants. We cannot assure you that we will be successful in developing our brand. Any client, member or merchant dissatisfaction with the quality of an experience with our company for reasons within or outside of our control could damage our reputation. Any damage to our reputation could have a material adverse effect on our business, results of operations and financial condition. We intend to spend a portion of the proceeds of this offering to further develop our brand. If we expend additional resources to build the Cybergold brand and do not generate a corresponding increase in revenues as a result of our branding efforts, or if we otherwise fail to promote our brand successfully, our business, results of operations and financial condition would be harmed.

IF THE INTERNET FAILS TO GAIN FURTHER ACCEPTANCE AS A MEDIUM FOR ADVERTISING AND MARKETING, OUR BUSINESS WOULD BE HARMED

     Our business depends on market acceptance of the Internet as a medium for advertising and marketing. Advertisers, marketers and advertising and marketing agencies that have historically relied on traditional forms of advertising and marketing may be reluctant or slow to adopt online advertising and marketing. Many advertisers and marketers have limited or no experience using the Internet as an advertising and marketing medium. In addition, these advertisers and marketers may have allocated only a limited portion of their budgets to online advertising and marketing, or may find online advertising and marketing to be less effective for promoting their products and services than traditional advertising and marketing media, including television, radio and print. Advertisers, marketers, and advertising and marketing agencies that have invested substantial resources in traditional methods of advertising and marketing may also be reluctant to reallocate their resources to online advertising and marketing. The market for online advertising and marketing also depends on the overall growth and acceptance of electronic commerce. If the markets for online advertising and marketing and electronic commerce fail to develop or develop more slowly than we expect, our business, results of operations and financial condition would be harmed.

WE DEPEND ON CONSUMER DEMAND FOR MAKING SMALL PAYMENTS OVER THE INTERNET

     We cannot assure you that the demand for and market acceptance of Internet micropayment services will develop to a sufficient level to support our continued operations or planned expansion, and we also cannot assure you that consumers, Web sites or merchants will utilize a system for micropayment transactions over the Internet. Currently, Internet content and service providers typically use a subscription model to charge for content or services they provide, if they charge consumers directly for their content or services at all. We cannot assure you that these entities will ever adopt a method for accepting small payments for their content or services over the Internet. In addition, the development of a market for micropayments on the Internet may depend on the eventual adoption of a standard micropayment system. There can be no assurance that our micropayment system will be the system adopted by consumers, Web sites, or merchants. If a widespread demand for micropayments does not develop or if another method for micropayments is adopted as a standard, our business, results of operations and financial condition will be harmed.

WE FACE SIGNIFICANT COMPETITION FROM ONLINE INCENTIVES-BASED ADVERTISING AND MARKETING PROGRAMS AND PROVIDERS OF MICROPAYMENT SYSTEMS

     We face significant competition from online incentives-based advertising and marketing programs and providers of micropayment systems. We expect competition to increase due to the lack of significant barriers to entry for online business generally and for online incentives programs and micropayment transactions in particular. Currently, several companies offer competitive online incentives programs, including MyPoints.com, Inc. and Netcentives, Inc. We may also face competition from established Internet portals and community Web sites that engage in direct marketing, as well as from traditional advertising agencies and direct marketing companies that may seek to offer online products or services. In addition, financial service organizations, such as banks and credit card companies, or other large organizations may develop competitive micropayment systems and incentives-based advertising and marketing programs.

     Some of our current and potential competitors have longer operating histories, greater brand recognition, larger client and member bases and significantly greater financial, technical and marketing resources than we do. These advantages may enable them to respond more quickly to new or emerging technologies and changes in customer preferences. These advantages may also allow them to engage in more extensive research and development, undertake extensive far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, strategic partners and advertisers. As a result, it is possible that our existing competitors or new competitors may rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margin and loss of market share. We may not be able to compete successfully, and competitive pressures may adversely affect our business, results of operations and financial condition. See "Business -- Competition."

A SIGNIFICANT PORTION OF OUR QUARTERLY REVENUES IS RECOGNIZED FROM A LIMITED NUMBER OF ADVERTISING AND MARKETING CLIENTS

     A significant portion of our revenues to date have been recognized from a limited number of advertising and marketing clients. Our five largest clients accounted for approximately 65% and 63% of our revenues for the year ended December 31, 1998 and the quarter ended March 31, 1999, respectively and our ten largest clients accounted for approximately 84% and 85% of our revenues for the year ended December 31, 1998 and the quarter ended March 31, 1999, respectively. We generally do not have long-term contracts with any of our clients, and clients can generally terminate their relationships with us upon specified notice and without penalties. Our client base fluctuates significantly from quarter to quarter primarily as a result of the advertising and marketing budget cycles of individual clients. In addition, to date this fluctuating client base has been drawn from a concentrated group of companies. Revenues from significant clients as a percentage of total revenues are as follows:

YEAR ENDED DECEMBER 31, 1998
  Qwest Communications International, Inc...................   22%
  Interactive Coupon Network (Cool Savings).................   16%
THREE MONTHS ENDED MARCH 31, 1999
  Qwest Communications International, Inc...................   20%
  autobytel.com inc.........................................   12%
  LifeMinders.com, Inc......................................   11%
  Cendant Corporation (Netmarket)...........................   11%
  The Walt Disney Company (Disney Daily Blast, Disney Store
     Online)................................................   10%

     We expect that the majority of our revenues will continue to depend on sales to a relatively small number of clients and that our client base will continue to vary significantly from quarter to quarter. Any negative change in our relationship with or downturn in the business of clients or any general downturn in the businesses of the concentrated group of companies from which our client base is drawn could seriously harm our results of operations.

IF WE FAIL TO ADAPT TO RAPID CHANGE IN OUR INDUSTRY OR OUR INTERNALLY DEVELOPED SYSTEMS CANNOT BE MODIFIED PROPERLY FOR INCREASED TRAFFIC OR VOLUME, OUR PRODUCTS AND SERVICES MAY BECOME OBSOLETE

     Our industry is characterized by rapid change. The introduction of products and services embodying new technologies, the emergence of new industry standards and changing consumer needs and preferences could render our existing services obsolete and unmarketable. Our future success will depend in part on our ability to respond effectively to rapidly changing technologies, industry standards and customer requirements by adapting and improving the performance features and reliability of our services. We may experience technical difficulties that could delay or prevent the successful development, introduction or marketing of new products and services. In addition, any new enhancements to our products and services must meet the requirements of our current and prospective users. We could incur substantial costs to modify our services or infrastructure to adapt to rapid change in our industry.

     We internally developed our systems for maintaining our Web site processing transactions and maintaining member accounts. If, in the future, we cannot modify these systems to accommodate increased traffic and an increased volume of transactions and orders, we could suffer slower response time, problems with customer service and delays in reporting accurate financial information. During the first three months of 1999, we experienced instances of unscheduled system downtime, which resulted in our Web site being inaccessible for periods ranging from several minutes to several hours and could experience such unscheduled system downtime in the future.

WE RELY ON OUR INTELLECTUAL PROPERTY RIGHTS AND MAY BE UNABLE TO PROTECT THESE RIGHTS

     We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology or business model. Monitoring unauthorized use of our technology and business model is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology and business model. In addition, our business activities may infringe upon the proprietary rights of others, and, from time to time, we have received, and may continue to receive, claims of infringement against us. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time consuming and expensive to resolve and would divert management's time and attention away from our business. Any potential intellectual property litigation could also force us to do one or more of the following:

     - make significant changes to the structure and operation of our business;

     - attempt to design around a third party's patent; or

     - license alternative technology from another party.

     Implementation of any of these alternatives could be costly and time consuming, and may not be possible. Accordingly, an adverse determination in any litigation that we are a party to would have a material adverse effect on our business, results of operations and financial condition.

     Cybergold has two issued U.S. Patents covering its business model and software architecture. We also have U.S. and foreign pending patent applications. Cybergold is our only registered trademark, although we have applied to register additional trademarks in the United States. We cannot assure you that our patents or trademarks will not be successfully challenged by others or invalidated, that our pending patents will be issued or that our trademark registrations will be approved. If our trademark registrations are not approved because third parties own these trademarks, our use of these trademarks would be restricted unless we entered into arrangements with the third-party owners, which might not be possible on reasonable terms.

     We generally enter into confidentiality or license agreements with our employees and consultants, and control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, unauthorized parties may attempt to disclose, obtain or use our solutions or technologies. We cannot assure you that the steps we have taken will prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. See
"Business -- Intellectual Property" for more information on our intellectual property.

ANY FAILURE OF OUR NETWORK INFRASTRUCTURE COULD HARM OUR BUSINESS

     Our success depends on the capacity, reliability and security of our networking hardware, software and telecommunications infrastructure. We use network servers that are housed at an Internet co-location service provider's data center in San Jose, California. Despite precautions taken by us and the host of our Web site, our system is susceptible to natural and man-made disasters such as earthquakes, fires, floods, power loss and vandalism. Telecommunications failures, computer viruses, electronic break-ins or other similar disruptive problems could adversely affect the operation of our systems. In addition, any technical failure or security problems at our Internet service provider and co-location facility could harm our business, financial condition and results of operations. Our insurance policies may not adequately compensate us for any losses that may occur due to any damages or interruptions in our systems. Accordingly, we could be required to make capital expenditures in the event of unanticipated damage. We do not currently have redundant systems or a formal disaster recovery plan.

     In addition, our members depend on Internet service providers for access to our Web site. Internet service providers and Web sites have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These problems could harm our business, results of operations and financial condition.

IF WE FAIL TO MANAGE EXPANSION EFFECTIVELY, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE HARMED

     Our success will depend in part on our ability to manage our growth and expansion effectively. We plan to expand our technology, sales, administrative and marketing organizations. Our anticipated future expansion may place a significant strain on our management systems and resources. We will need to continue to improve our financial and managerial controls and reporting systems and procedures and to expand, train and manage our workforce. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     In addition, we are in the process of moving our operations to new facilities. During this move our technology infrastructure could be more susceptible to technical failures or other disruptive problems. Any such problems could diminish or halt our ability to provide services to our customers, which could harm our business, results of operations and financial condition.

MANY OF OUR KEY PERSONNEL ARE NEW TO CYBERGOLD AND MAY NOT WORK TOGETHER SUCCESSFULLY

     A number of people on our management team and sales force have joined our Company in the last 12 months. Our management team has limited experience working together. Our future performance will depend, in part, on our ability to integrate successfully our newly hired executive officers into our management team, and our ability to develop an effective working relationship among management. Our executive officers, who have worked together for only a short time, may not be successful in working together or managing our company. Any dissent among executive officers, or between our officers and our board of directors, could affect our ability to make strategic decisions. See "Management." In addition, the majority of our sales force has joined our Company in the last six months and they have limited experience marketing our services and working together. If our key personnel are unable to market our services and work together successfully, our business, results of operations and financial condition could be harmed.

WE MAY NOT BE ABLE TO HIRE OR RETAIN KEY EMPLOYEES

     Our future success will depend, in part, on our ability to attract and retain highly skilled employees, particularly management, sales and technical personnel. Competition for employees in our industry is intense. We may be unable to retain our key employees or to attract other highly qualified employees in the future. We have experienced difficulty from time to time in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulty in the future. If we are unable to hire or retain key employees, our business, results of operations and financial condition will be harmed.

WE MAY FACE RISKS AND COSTS ASSOCIATED WITH POTENTIAL FUTURE ACQUISITIONS

     We may acquire or make investments in businesses, products, services, or technologies to carry out our business strategy. We do not have any present understanding, nor are we having any discussions relating to any acquisition or investment. If we acquire businesses, products, services or technologies, we could have difficulty in assimilating them into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, effecting acquisitions could require use of a significant amount of our available cash. Furthermore, we may have to issue equity or equity-linked securities to pay for future acquisitions, and any such issuance could be dilutive to existing and future stockholders. In addition, acquisitions and investments may have negative effects on our reported results of operations due to acquisition-related charges and amortization of acquired technology and other intangibles. Any of these acquisition-related risks or costs could harm our business, financial condition and operating results.

WE FACE RISKS ASSOCIATED WITH EXPANDING OUR BUSINESS INTERNATIONALLY

     An element of our growth strategy is to introduce our services in international markets. Our participation in international markets will be subject to a number of risks, including foreign government regulations, export license requirements, tariffs and taxes, fluctuations in currency exchange rates, introduction of the European Union common currency, difficulties in managing foreign operations and political and economic instability. To the extent our potential international members are impacted by currency devaluations, general economic crises or other macroeconomic events, the ability of our members to utilize our services could be diminished. In order to help us address some of the risks associated with introducing our services internationally, we believe it will be necessary to establish strategic relationships with international partners. To date, we have not entered into any strategic relationship with any international partners. We cannot assure you that we will be able to establish international relationships, or that if established, they will be successful. In addition, we cannot assure you that electronic commerce will develop successfully in international markets or that potential members in these foreign markets will utilize incentives-based marketing programs. Furthermore, we cannot assure you that we will be able to develop banking relationships with foreign banks or overcome any legal restrictions related to offering cash rewards and incentives that exist in foreign jurisdictions. Any failure to develop our business internationally may harm our competitive position and consequently our business.

WE MAY NEED MORE WORKING CAPITAL TO EXPAND OUR BUSINESS, AND OUR PROSPECTS FOR OBTAINING ADDITIONAL FINANCING ARE UNCERTAIN

     We currently anticipate that our available cash resources combined with the net proceeds from this offering will be sufficient to meet our anticipated capital expenditures and working capital requirements through the end of 2000. However, we may need to raise additional funds sooner to fund more rapid expansion, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary products, businesses, or technologies. If additional funds are raised through the issuance of equity or equity-linked securities, the percentage ownership of our stockholders would be reduced. In addition, these securities may have rights, preferences or privileges senior to those of our stockholders. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of potential opportunities, develop or enhance services or products, or otherwise respond to competitive pressures would be significantly limited. Our business, results of operations and financial condition could be harmed by this limitation. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a discussion of working capital and capital expenditures.

                     RISKS RELATED TO THE INTERNET INDUSTRY

IF WE ARE UNABLE TO SECURELY MAINTAIN AND EXPAND OUR MEMBERSHIP DATABASE, OUR BUSINESS COULD BE HARMED

     An important feature of our program is our ability to develop and maintain individual member profiles. Security and privacy concerns may cause consumers to resist providing the personal data necessary to support this profiling capability. As a result of these security and privacy concerns, we may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. Use of our Cybergold Earn & Spend Community could decline if any compromise of security occurred. In addition, if unauthorized third parties gain access to our system and alter or destroy information in our database, our ability to target direct marketing offers to members would be harmed. We could also be subject to legal claims from members. Any public perception that we engaged in unauthorized release of member information would adversely affect our ability to attract and retain members. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

     We maintain a database containing information on our members, including their account balances. Our database may be accessed by unauthorized users accessing our systems remotely. If we experience a security breach, the integrity of our database may be jeopardized. Any breach of this type could lead to financial losses through the unauthorized redemption of monies.

WE COULD BE SUBJECT TO LIABILITY FOR ONLINE CONTENT THAT MAY NOT BE COVERED BY OUR INSURANCE

     The nature and breadth of information disseminated on our Web site could expose us to liability in various areas, including claims relating to:

     - programs and promotions we offer;

     - content and publication of various materials posted on our Web site based on defamation, libel, negligence, personal injury and other legal theories; and

     - copyright or trademark infringement and wrongful action due to the actions of third parties.

     Claims of these kind against us would result in our incurring substantial costs and would have a negative impact on our financial and other resources. If there were numerous claims, or if the claims were severe, we would need to implement measures to reduce our exposure and potential liability. Accordingly, we may be required to change our services in such a way that would be less attractive to our advertisers, marketers, merchants and members. This in turn could reduce traffic to our Web site, negatively impact our membership or reduce our revenue from electronic commerce or advertising and marketing. Our general liability insurance may be insufficient to cover expenses and losses in connection with any claims against us. To the extent our insurance coverage does not cover liability or expenses we incur, our business, financial condition and results of operations would be harmed.

IF THE INTERNET INFRASTRUCTURE FAILS TO DEVELOP OR BE ADEQUATELY MAINTAINED, OUR BUSINESS WOULD BE HARMED BECAUSE MEMBERS MAY NOT BE ABLE TO ACCESS OUR SERVICES

     We depend on the Internet infrastructure to provide the performance, capacity and reliability needed to support the anticipated expansion of electronic commerce on the Internet. If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, and its performance and reliability may decline. Among other things, continued development of the Internet infrastructure will require a reliable network backbone with necessary speed, data capacity and security. Currently, there are regular failures of the Internet network infrastructure, and there are likely to be more in the future. These failures may undermine our marketing clients' and our members' confidence in the Internet as a viable commercial medium. Any actual or perceived degradation in the performance of the Internet as a whole could undermine the benefits of our services. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new technology required to accommodate increased levels of Internet activity or due to government regulation. If outages or delays occur frequently in the future, electronic commerce and the use of our services could grow more slowly or decline, which could harm our business, results of operations and financial condition.

WE MAY BE VULNERABLE TO UNAUTHORIZED ACCESS, COMPUTER VIRUSES AND OTHER DISRUPTION PROBLEMS THAT COULD ADVERSELY AFFECT US

     Despite the implementation of security measures, our networks may be vulnerable to unauthorized and illegal access, computer viruses and other disruptive problems. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to users accessing our Web sites, which could have a material adverse effect on our business, results of operations and financial condition. A party who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in our Internet operations. Internet service providers and online service providers have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. We may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Although we intend to continue to implement security measures, we cannot be certain that measures implemented by us will not be circumvented in the future.

OUR BUSINESS IS SUBJECT TO RISKS REGARDING SECURE TRANSMISSION OF CONFIDENTIAL INFORMATION OVER PUBLIC NETWORKS

     A necessity of online commerce and communications is the secure transmission of confidential information over public networks. Our security measures may not prevent security breaches. Any failure to prevent security breaches could harm our business. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography, or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. Any such compromise of our security could harm our reputation and, therefore, our business.

FUTURE REGULATION OF THE INTERNET COULD RESTRICT THE OPERATION AND GROWTH OF OUR BUSINESS

     Any new regulation of the Internet could inhibit growth of the Internet and decrease the acceptance of the Internet as a communications and commercial medium, which could have a material and adverse effect on our business. The laws governing the Internet and email services remain largely unsettled. There is no single governmental body overseeing our industry, and many state laws enacted in recent years have different and sometimes inconsistent application to our business.

     In addition, industry standards and practices by Internet service providers and other third-party e-mail providers vary. Some of these providers have blocked in the past and, at their discretion, may in the future elect to block, all e-mails coming from a specific domain, such as Cybergold, preventing distribution of e-mails from us.

  POTENTIAL PRIVACY REGULATION

     In addition, the Federal Trade Commission is considering the adoption of regulations regarding the collection and use of personal information obtained from individuals, especially children, when accessing Web sites. These regulations could restrict our ability to provide demographic data to our advertising and marketing clients. At the international level, the European Union has adopted a directive that will impose restrictions on the collection and use of personal data. This directive could affect U.S. companies that collect information over the Internet from individuals in European Union member countries and may impose restrictions that are more stringent than current Internet privacy standards in the United States. These developments could have an adverse effect on our business, results of operations and financial condition.

  POTENTIAL CURRENCY REGULATION

     Our online incentive program rewards are not currently subject to currency regulation in any jurisdiction. If any governmental agency deemed that our rewards are subject to such regulation, our business, financial condition and results of operations could be harmed.

  POTENTIAL FOREIGN REGULATION

     Governments of foreign countries may also attempt to regulate electronic commerce. New laws could stall the growth of the Internet and decrease the acceptance of the Internet as a commercial medium. In addition, existing laws such as those governing intellectual property and privacy may be interpreted to apply to the Internet. In the event that foreign governments, the federal government, state governments or other governmental authorities adopt, modify or re-interpret laws or regulations relating to the Internet, our business, results of operations and financial condition could be harmed.

  POTENTIAL ELECTRONIC COMMERCE REGULATION

     In 1998, the United States government enacted a three-year moratorium prohibiting states and local governments from imposing new taxes on electronic commerce transactions. Upon expiration of this moratorium, if it is not extended, states or other governments may levy sales or use taxes on electronic commerce transactions. An increase in the taxation of electronic commerce transactions may make the Internet less attractive for consumers and businesses which would harm our business.

WE FACE A NUMBER OF UNKNOWN RISKS ASSOCIATED WITH THE YEAR 2000 PROBLEM, ANY OF WHICH MAY HARM OUR BUSINESS

     Many currently installed computer systems and software products are coded to accept only two digit entries in their date code field. Beginning in the Year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software products used by many companies may need to be upgraded to comply with these Year 2000 requirements.

     The costs we have incurred and expect to incur related to Year 2000 compliance have not been material to our business, results of operations or financial condition. In the event that our assessment of our Year 2000 readiness is inaccurate, we could be required to expend substantial resources to remedy any unanticipated Year 2000 problems. Costs associated with unanticipated Year 2000 problems and difficulties in remedying these problems by year-end could have a material adverse effect on our business, results of operations and financial condition.

     The most likely Year 2000 failure scenario attributable to a supplier or customer is a systematic failure beyond our control or the supplier's or customer's immediate control, such as a prolonged data communication, telecommunications or electrical failure. A failure of this sort could prevent members from accessing our Web site and prevent us from operating our business. The primary business risks in the event of such a failure would include lost revenues, increased operating expenses and loss of members. Any of these risks could have a material adverse effect on our business, results of operations and financial condition.

     We have not yet developed a comprehensive contingency plan to address Year 2000 problems that are not detected and corrected prior to their occurrence.

                         RISKS RELATED TO THE OFFERING

OUR EXECUTIVE OFFICERS AND DIRECTORS WILL RETAIN SUBSTANTIAL VOTING CONTROL OVER CYBERGOLD AFTER THE OFFERING WHICH WILL ALLOW THEM TO INFLUENCE THE OUTCOME OF MATTERS SUBMITTED TO STOCKHOLDERS FOR APPROVAL

     We anticipate that our executive officers, our directors and entities
affiliated with them will, in the aggregate, beneficially own approximately   %
of our outstanding common stock following the completion of this offering, or
  % assuming exercise of the underwriters option to purchase additional shares. As a result, these stockholders will retain substantial control over matters requiring approval by our stockholders, such as the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control. See "Principal Stockholders" for more information relating to the ownership positions of our executive officers and directors.

SOME OF THE PROVISIONS OF OUR CHARTER DOCUMENTS MAY HAVE ANTI-TAKEOVER EFFECTS THAT COULD PREVENT A CHANGE IN CONTROL OF CYBERGOLD

     Some of the provisions of our certificate of incorporation, our bylaws and the Delaware General Corporation Law could make it more difficult for a third party to acquire us, even if a change of control would be beneficial to our stockholders. See "Description of Capital Stock" for more information on our charter provisions and Delaware General Corporation Law. Such provisions include:

     - authorizing the issuance of up to 5,000,000 shares of "blank check"preferred stock;

     - providing for a classified board of directors with staggered, three year terms; and

     - prohibiting certain stockholder action by written consent.

THE SUBSTANTIAL NUMBER OF SHARES THAT WILL BE ELIGIBLE IN THE NEAR FUTURE MAY CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE

     A substantial number of shares of common stock will be available for sale in the public market following this offering, which could adversely affect the market price for our common stock. See "Shares Eligible for Future Sale" for a more detailed description of the eligibility of shares of our common stock for future sale.

A PUBLIC MARKET FOR OUR SECURITIES MAY NOT DEVELOP OR BE SUSTAINED

     There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our common stock will lead to the development of a trading market or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. You may not be able to resell your shares at or above the initial public offering price. See "Underwriting."

OUR STOCK PRICE COULD BE VOLATILE FOLLOWING THIS OFFERING WHICH COULD LEAD TO CLASS ACTION LITIGATION

     The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been highly volatile. Investors may not be able to resell their shares at or above the initial public offering price. In addition, in the past, securities class action litigation has often been instituted against a company following periods of volatility in the company's stock price. This type of litigation could result in substantial costs and could divert our management's attention and resources which could harm our business.

YOU WILL EXPERIENCE AN IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR INVESTMENT

     The initial public offering price of our common stock is substantially higher than what the net tangible book value per share of the common stock will be immediately after this offering. If you purchase our common stock in this
offering, you will incur immediate dilution of approximately $        in the net
tangible book value per share of our common stock from the price you pay for our common stock (based upon an assumed initial public offering price of $ per share). See "Dilution." The exercise of outstanding options and warrants may result in further dilution.

MANAGEMENT MAY APPLY THE PROCEEDS OF THIS OFFERING TO USES THAT DO NOT INCREASE OUR PROFITS OR MARKET VALUE

     We intend to use the net proceeds from the sale of the common stock for general corporate purposes, including working capital, and for potential strategic acquisitions or investments. We have not determined how the proceeds will be allocated among the anticipated uses. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our profitability or our market value. Until the proceeds are needed, we plan to invest them in investment-grade, interest-bearing securities. The failure of management to apply these funds effectively could harm our business. See "Use of Proceeds."

 YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS BECAUSE THEY ARE INHERENTLY
                                   UNCERTAIN

     This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement. In addition, this prospectus contains forward-looking statements attributed to third party industry sources relating to their estimates regarding the growth of Internet use. You should not place undue reliance on these forward-looking statements.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of              shares of
common stock we are offering will be approximately $     million ($     million
if the underwriters exercise their over-allotment option in full) at an assumed
initial public offering price of $          and after deducting estimated
offering expenses of $          and underwriting discounts and commissions
payable by us.

     We expect to use the net proceeds for general corporate purposes, including working capital and capital expenditures. A portion of the net proceeds may also be used to acquire or invest in businesses, technologies, product lines or products that are complementary to our business. We have no current agreements or commitments with respect to any of these acquisitions or investments. Our management will have broad discretion concerning the use of the net proceeds of the offering. Pending these uses, we intend to invest the net proceeds of this offering in investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock or other securities and do not currently anticipate paying cash dividends in the future. Our equipment financing obligations currently prohibit the payment of dividends.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 1999. The pro forma information reflects the sale of 3,076,923 shares of Series D Preferred Stock on May 18, 1999, the issuance of 576,925 shares of Series D Preferred Stock upon the exercise of outstanding warrants, the filing of an amendment to our amended and restated certificate of incorporation to provide for authorized capital stock of 75,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock and the conversion of all outstanding shares of preferred stock into 15,030,111 shares of common stock on completion of this offering. The pro forma as adjusted information reflects the sale of the shares of common stock offered hereby and the application of the net proceeds we receive from this offering. The outstanding share information excludes 1,958,364 shares of common stock issuable upon exercise of outstanding options as of March 31, 1999 at a weighted average exercise price of $0.19 per share, 185,000 shares of common stock issuable upon conversion of outstanding options to purchase preferred stock, 272,500 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $0.30 per share, 1,500,000 shares of common stock reserved for issuance under our 1999 Omnibus Equity Incentive Plan and 300,000 shares of common stock reserved for issuance under our 1999 Employee Stock Purchase Plan. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes. See "Use of Proceeds" and "Management -- Stock Plans."

                                                               AS OF MARCH 31, 1999
                                                  -----------------------------------------------
                                                                                      PRO FORMA
                                                      ACTUAL         PRO FORMA       AS ADJUSTED
                                                  --------------    ------------    -------------
                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Long-term obligations, net of current
  maturities....................................   $    291,425      $                $
Convertible redeemable preferred stock, $0.0001
  par value, 8,000,029 shares authorized,
  6,283,792 shares issued and outstanding,
  actual; no shares authorized, no shares issued
  and outstanding, pro forma and pro forma as
  adjusted......................................      6,671,480
                                                   ------------      ----------       ----------
Stockholders' equity (deficit):
                                                   ------------      ----------       ----------
Preferred stock, $0.0001 par value, 5,329,971
  shares authorized, 5,092,471 shares issued and
  outstanding, actual; 5,000,000 shares
  authorized, no shares issued or outstanding,
  pro forma and pro forma as adjusted...........            509
Common stock, $0.0001 par value, 20,000,000
  shares authorized, 6,109,017 shares issued and
  outstanding, actual; 75,000,000 shares
  authorized,              shares issued and
  outstanding, pro forma;              shares
  authorized,              issued and
  outstanding, pro forma as adjusted............            611
Stock subscription receivable...................
Additional paid-in capital......................      8,916,025
Deferred compensation...........................     (1,143,674)
Retained deficit................................    (13,751,771)
                                                   ------------      ----------       ----------
          Total stockholders' equity
             (deficit)..........................     (5,978,300)
                                                   ------------      ----------       ----------
          Total capitalization..................   $                 $                $
                                                   ============      ==========       ==========

                                    DILUTION

     The pro forma net tangible book value of our common stock as of March 31, 1999, giving effect to (i) the sale of 3,076,923 shares of Series D Preferred Stock on May 18, 1999, (ii) the issuance of 576,925 shares of Series D Preferred Stock upon the exercise of outstanding warrants and (iii) the conversion of all outstanding shares of preferred stock into common stock on the closing of this
offering, was $          , or approximately $     per share of common stock.
"Pro forma net tangible book value per share" represents the amount of our total tangible assets reduced by the amount of our total liabilities divided by shares of common stock outstanding after giving effect to the conversion of the preferred stock outstanding as of March 31, 1999 into common
stock. After giving effect to the issuance and sale of              shares of
common stock offered by us and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net
tangible book value as of March 31, 1999 would have been                , or
$     per share. This represents an immediate increase in pro forma net tangible
book value of $     per share to existing stockholders and an immediate dilution
in net tangible book value of $     per share to new investors. The following
table illustrates the per share dilution:

Assumed initial public offering price per share.............            $
  Pro forma net tangible book value per share as of March
     31, 1999...............................................  $
  Increase per share attributable to new investors..........
Pro forma net tangible book value per share after the
  offering..................................................
                                                                        ------
Dilution per share to new investors
                                                                        ======

     The following table summarizes on a pro forma basis, giving effect to the conversion of all outstanding shares of preferred stock into common stock on the closing of this offering, as of March 31, 1999, the difference between the number of shares of common stock purchased from us by existing stockholders and by new investors, the total consideration paid to us by existing stockholders and new investors and the average price paid by existing stockholders and by new investors, before deduction of estimated discounts and commissions and estimated offering expenses payable by us.

                                      SHARES PURCHASED       TOTAL CONSIDERATION      AVERAGE
                                    --------------------    ---------------------      PRICE
                                     NUMBER      PERCENT      AMOUNT      PERCENT    PER SHARE
                                    ---------    -------    ----------    -------    ---------
Existing stockholders.............                          $                         $
New investors.....................
                                    ---------     -----     ----------     -----      ------
          Totals..................               100.0%                   100.0%
                                    =========     =====     ==========     =====      ======

     As of March 31, 1999, there were options outstanding to purchase a total of 1,875,957 shares of common stock at a weighted average exercise price of $0.19 per share; 185,000 shares of common stock issuable upon conversion of outstanding options to purchase preferred stock; 272,500 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $0.30 per share; 1,500,000 shares of common stock reserved for issuance under our 1999 Omnibus Equity Incentive Plan and 300,000 shares of common stock reserved for issuance under our 1999 Employee Stock Purchase Plan. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. See "Management -- Stock Plans."

                            SELECTED FINANCIAL DATA

     The selected financial data presented below are derived from the financial statements of Cybergold, Inc. These financial statements have been audited by Arthur Andersen LLP, independent public accountants. The balance sheets as of December 31, 1997 and 1998 and the statements of operations for the years ended December 31, 1996, 1997 and 1998, and the related report, are included elsewhere in this prospectus.

     The selected financial data presented below as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 are derived from our unaudited financial statements and are not necessarily indicative of the results that may be expected for future periods, including the year ending December 31, 1999. In the opinion of the Company, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for such periods have been included.

     The selected balance sheet data set forth below, as of December 31, 1997, and 1998 and the statement of operations data for each of the three years in the period ended December 31, 1998, are derived from the Company's financial statements which have been audited by Arthur Andersen LLP, independent public accountants, and which are included elsewhere in this prospectus.

     The selected financial data as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 are derived from the Company's unaudited financial statements which are included elsewhere in this prospectus and which include, in the opinion of the Company, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of its financial position and the results of its operations for those periods. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

     The Company was formed in 1994 but did not begin meaningful operating activities until 1996. Therefore, no selected financial data is presented for the years ended December 31, 1994 or 1995.

     The selected financial data set forth below should be read in conjunction with our financial statements and notes and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included elsewhere in this prospectus.

     The selected consolidated financial data should be read in conjunction with, and is qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto included elsewhere in this Prospectus.

                                                                               THREE MONTHS
                                              YEAR ENDED DECEMBER 31,        ENDED MARCH 31,
                                           -----------------------------    ------------------
                                            1996       1997       1998       1998       1999
                                           -------    -------    -------    -------    -------
                                                                               (UNAUDITED)
                                                  (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues
  Transaction............................  $     1    $   457    $   628    $   107    $   333
  Custom marketing services and other....        0         74        377          0        170
                                           -------    -------    -------    -------    -------
          Total revenues.................        1        531      1,005        107        503
Cost of revenues.........................        1        293        466         35        244
                                           -------    -------    -------    -------    -------
  Gross margin...........................        0        238        539         72        259
                                           -------    -------    -------    -------    -------
Operating expenses:
  Product development....................    1,093      1,190      1,700        376        484
  Sales and marketing....................      841      2,162      2,695        791        967
  General and administrative.............      645        615        642        120        228
  Amortization of deferred
     compensation........................        0          0        185          0        316
                                           -------    -------    -------    -------    -------
          Total operating expenses.......    2,579      3,967      5,222      1,287      1,995
                                           -------    -------    -------    -------    -------
Loss from operations.....................   (2,579)    (3,729)    (4,683)    (1,215)    (1,736)
Interest income (expense), net...........       10        (15)        79         (5)        11
                                           -------    -------    -------    -------    -------
  Net loss...............................  $(2,569)   $(3,744)   $(4,604)   $(1,220)   $(1,725)
Dividend attributable to preferred
  stockholders...........................       --         --       (660)        --       (293)
                                           -------    -------    -------    -------    -------
Net loss attributable to common
  stockholders...........................  $(2,569)   $(3,744)   $(5,265)   $(1,220)   $(2,018)
                                           =======    =======    =======    =======    =======
Net loss per common share,
  Basic and diluted(1)...................  $ (0.46)   $ (0.63)   $ (0.87)   $ (0.20)   $ (0.33)
                                           =======    =======    =======    =======    =======
Weighted average common shares
  outstanding,
  Basic and diluted(1)...................    5,618      5,969      6,031      6,020      6,079
                                           =======    =======    =======    =======    =======
Pro forma basic and diluted(1)...........                        $ (0.31)              $ (0.10)
                                                                 =======               =======
  Weighted average common shares
     outstanding, basic and diluted......                         14,915                17,396
                                                                 =======               =======

-------------------------
(1) See Note 1 of Notes to Financial Statements for a description of the method used to compute basic and diluted net loss per common share.

                                                           DECEMBER 31,
                                                       ---------------------     MARCH 31,
                                                        1997         1998          1999
                                                       -------    ----------    -----------
                                                                                (UNAUDITED)
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents............................  $ 1,240    $    3,175    $    2,280
Current assets.......................................    1,401         3,592         2,403
Total assets.........................................    1,823         4,040         2,893
Long term obligations, net of current maturities.....      272           226           291
Convertible redeemable preferred stock...............       --         6,379         6,671
Total stockholders' equity (deficit).................      743        (4,277)       (5,978)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and the notes to those statements that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

OVERVIEW

     We are a leading provider of online direct marketing and cash-based incentive advertising solutions. We combine a variety of Internet-based direct advertising and marketing services with cash-based online incentive programs to provide flexible, cost-per-action incentive marketing solutions. Our payment structure, in which our advertising and marketing clients are only charged when our members execute specific predefined actions, provides these clients with a known cost per yield for their advertising campaigns. By leveraging our proprietary consumer member database and our targeting capabilities, we are able to offer our clients customized, targeted advertising solutions designed to improve advertisement response rates and reduce customer acquisition costs.

     Cybergold was incorporated in October 1994 and from inception through the second quarter of 1996, we were in an early stage of development, and had no sales and limited operating activities. From the second quarter of 1996 through the first quarter of 1997, operating activities related primarily to developing necessary infrastructure, recruiting personnel, raising capital, initial strategic planning and developing our Web site. In March 1997, we launched our initial service and enrolled our first Cybergold members. In March 1999, we introduced our micropayments system, and launched our Earn & Spend Community. Our membership base increased from approximately 250,000 at December 31, 1997 to approximately 1.0 million at December 31, 1998 and to approximately 1.8 million at May 18, 1999. Although our membership has grown in prior periods, we cannot be certain that our membership growth will continue at current rates or increase in the future. See "Risk Factors -- Our success depends on our ability to maintain and expand an active membership base."

     Our revenues consist of transaction revenues and custom marketing services and other revenues. Transaction revenues represent fees paid to us each time a member either earns or spends incentive rewards within our system and for micropayments transactions. Our members earn rewards by responding to online advertisements with a specific action such as filling out a survey or registering for services. We are paid a transaction fee by advertisers or marketers and we pay a portion of this fee to our members as a cash reward. We also earn a transaction fee when our members spend their cash rewards to purchase inexpensive digital content, services or products through our site or other sites using our system. These transaction revenues are not recognized until the transaction has been completed. In the case of prepayments by the advertising or marketing client, amounts not yet recognized are included in deferred revenue on the balance sheet. To date, our transaction revenues have been primarily generated from per-transaction fees received from our advertising and marketing clients for incentive programs. Revenues from micropayment transactions have not been material.

     Our transaction revenues are driven by a number of factors, including:

     - the number of our advertising and marketing clients;

     - the size of our membership base;

     - the number of transactions performed by each member; and

     - the average revenue per transaction.

     Custom marketing services and other revenues include production and development fees received for customization of marketing programs, fees received for delivering targeted e-mail to our members and fees received for other advertising and marketing services. Production and development fees represent HTML design services, graphic services, engineering and database development and related services. We charge clients for production and development fees on either a fixed price or time and materials basis. Revenue is recognized as these services are performed. These revenues fluctuate based on the number of new programs initiated, type of services, and scope and complexity of each program.

     The cost of revenues associated with our transaction revenues represent cash rewards paid to our members for completing transactions or actions. We pay our members a portion of the amount received from the advertiser or marketer in return for completing a specified response or action. Gross margin on transaction revenues may fluctuate based on the nature of the incentive programs and the advertisers and marketers in any given period.

     The cost of revenues associated with custom advertising and marketing services and other revenues primarily consist of costs for production and development personnel and independent contractors, including associated payroll tax, benefits and other indirect costs. Gross margin associated with these revenues varies from contract to contract depending on the specific terms of the individual contract, and may also fluctuate significantly based on the number and size of fixed price contracts that we undertake in any period and our ability to complete them within the anticipated budget.

     We incurred a net loss of approximately $4.6 million in 1998, and approximately $1.7 million in the three months ended March 31, 1999. As of March 31, 1999 we had a retained deficit of approximately $13.6 million. We plan to increase our operating expenses as we continue to build brand and infrastructure and consequently, our losses will increase in the future. Our limited operating history makes it difficult to forecast future operating results. Although we have experienced revenue growth in recent quarters, we cannot be certain that revenues will increase at a rate sufficient to achieve and maintain profitability. Even if we were to achieve profitability in any period, we may not be able to sustain or increase profitability on a quarterly or annual basis.

     In connection with the granting of options to purchase our common stock to certain employees, directors and consultants during 1998 and the first quarter of 1999, we recorded deferred compensation of $1.6 million representing the difference between the exercise price of options granted and the deemed fair market value of our common stock at the time of grant. We will amortize this deferred compensation as an expense over the vesting periods of the related options. Total deferred compensation expenses recognized during the year ended December 31, 1998 and the three month period ended March 31, 1999 were $185,000, and $316,000, respectively.

RESULTS OF OPERATIONS

     The following table sets forth selected financial data for the periods indicated as a percentage of total revenues. Data for the year ended December 31, 1996 is not presented because we had no material revenues during that period.


                                                           YEAR ENDED
                                                          DECEMBER 31,      THREE MONTHS ENDED
                                                        ----------------    ------------------
                                                         1997      1998       1998       1999
                                                        ------    ------    --------    ------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Transaction.........................................    86.0%     62.5%       99.1%     65.2%
  Custom marketing services and other.................    14.0      37.5         0.9      34.8
                                                        ------    ------    --------    ------
          Total revenues..............................   100.0     100.0       100.0     100.0
Cost of revenues......................................    55.2      46.4        33.3      47.3
                                                        ------    ------    --------    ------
          Gross margin................................    44.8      53.6        66.7      52.7
Operating expenses:
  Product development.................................   224.1     169.0       283.3      95.3
  Sales and marketing.................................   407.2     268.2       811.1     200.8
                                                                            --------    ------
  General and administrative..........................   115.8      63.9       112.0      48.2
                                                                            --------    ------
  Amortization of deferred compensation...............      --      18.4         0.0      64.2
                                                        ------    ------
          Total operating expenses....................   747.1     519.5     1,206.4     408.5
                                                        ------    ------    --------    ------
Loss from operations..................................  (702.3)   (466.0)   (1,139.7)   (355.8)
                                                                            ========    ======
Interest income (expense), net........................    (2.8)      7.9        10.3       2.2
                                                        ------    ------    --------    ------
Net loss..............................................  (705.1)%  (458.1)%  (1,129.4)%  (353.6)%
                                                        ======    ======    ========    ======


THREE MONTHS ENDED MARCH 31, 1999 AND 1998

REVENUES

     Our revenues increased 370% to $503,000 in the three months ended March 31, 1999 from $107,000 in the three months ended March 31, 1998.

     Transaction Revenues. Transaction revenues increased 211% to $333,000 in the three months ended March 31, 1999 from $107,000 in the three months ended March 31, 1998. The increase in transaction revenues is a the result of the growth in our membership base and an increase in the average revenue per transaction. Total membership grew 265% to approximately 1,550,000 as of March 31, 1999 from approximately 425,000 as of March 31, 1998.

     Custom Marketing Services and Other Revenues. Custom marketing services and other revenues were $170,000 in the three months ended March 31, 1999. We did not generate any custom marketing services and other revenues in the three months ended March 31, 1998. The increase in custom marketing services revenues is primarily the result of a relationship with a single significant customer. We expect custom marketing services and other revenues to fluctuate from period to period.

COST OF REVENUES

     Cost of revenues represents the cash incentives paid to members for performing specified actions in response to advertisements and the personnel costs associated with custom marketing services and other revenues. Cost of revenues increased 597% to $244,000 in the three months ended March 31, 1999 from $35,000 in the three months ended March 31, 1998, and gross margin decreased to 51% from 67% in these respective periods. This decrease in gross margin was primarily due to a change in the mix of revenue-generating services, including an increase in lower-margin custom marketing services and other revenues. We expect gross margin to fluctuate in future periods as a result of continued variation in the mix of services we provide, as well as the potential impact of fixed price custom marketing services contracts.

PRODUCT DEVELOPMENT COSTS

     Our product development costs primarily consist of compensation for technology personnel, fees for outside technology consultants, and an allocation of overhead costs. Product development costs increased 29% to $484,000 in the three months ended March 31, 1999 from $376,000 in the three months ended March 31, 1998, but decreased as a percentage of revenues to 96% from 351% in these respective periods. The increase in product development costs was primarily due to the increased hiring of additional technical personnel, including consultants. The decrease in product development expenses as a percentage of revenues is primarily attributable to an increase in revenues as we increased our membership and advertising and marketing clients. In addition, the fixed nature of certain development costs also contributed to the decrease in expense as a percentage of revenues. To date, we have expensed all product development costs as they have been incurred. We expect product development costs to continue to increase as we continue to build features and functionality into our system.

SALES AND MARKETING EXPENSES

     Our sales expenses primarily consist of compensation for sales personnel, expenses for trade shows and an allocation of overhead costs. Our marketing expenses consist primarily of member acquisition expenses, promotions directed towards new and existing incentives-based advertisers and marketers, compensation for marketing personnel and an allocation of overhead costs.

     Sales and marketing expenses increased 22% to $967,000 in the three months ended March 31, 1999 from $792,000 in the three months ended March 31, 1998, but decreased as a percentage of revenues to 192% from 739% in these respective periods. The increase in sales and marketing expenses is primarily attributable to additional hiring of sales and marketing personnel, increased sales commissions resulting from higher revenues, increased expenses associated with membership acquisition, and increased advertising and promotion expenses. The decrease in sales and marketing expenses as a percentage of revenues is attributable primarily to an increase in revenues as we increased our membership and advertising and marketing clients. We expect sales and marketing expenses to increase as we continue to increase our marketing efforts, expand our direct sales force and open additional regional sales offices.

GENERAL AND ADMINISTRATIVE EXPENSES

     Our general and administrative expenses include compensation for administrative personnel, fees for outside professional advisors and an allocation of overhead costs. General and administrative expenses increased 90% to $228,000 in the three months ended March 31, 1999 from $120,000 in the three months ended March 31, 1998, but decreased as a percentage of revenues to 45% from 112% in these respective periods. The increase in general and administrative expenses resulted from higher professional fees as well as an increase in payroll expenses due to hiring additional administrative personnel. The decrease in general and administrative expenses as a percentage of revenues is primarily attributable to an increase in revenues as we increased our membership and advertising and marketing clients. In addition, the fixed nature of certain general and administrative costs also contributed to the decrease in expenses as a percentage of revenues. We expect that general and administrative expenses will continue to increase as we expand our operations and incur additional costs related to being a public company.

AMORTIZATION OF DEFERRED COMPENSATION EXPENSE

     In connection with the granting of options to purchase our common stock to certain employees, directors and consultants during the three months ended March 31, 1999, we recorded deferred compensation representing the difference between the exercise price of options granted and the deemed fair market value of our common stock at the time of grant. Amortization of deferred compensation was $316,000 in the three months ended March 31, 1999. In the three months ended March 31, 1998, we recorded no deferred compensation.

INTEREST INCOME (EXPENSE), NET

     Interest income (expense), net, primarily consists of interest earned on cash balances, including balances in Cybergold member accounts, offset by interest expense incurred with respect to the Company's capital leases and equipment financing obligations. Interest income (expense), net, was $11,000 in the three months ended March 31, 1999 and was a net expense of $5,000 in the three months ended March 31, 1998. The change from net expense to net income resulted primarily from increased interest income on higher cash balances.

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

REVENUES

     Revenues increased 88% to $1.0 million in the year ended December 31, 1998 from $531,000 in the year ended December 31, 1997. We had no material revenues in 1996.

     Transaction Revenues. Transaction revenues increased 37% to $628,000 in the year ended December 31, 1998 from $457,000 in the year ended December 31, 1997. The increase in transaction revenues is the result of the growth in our membership base and the average revenue per transaction generated by those members. Total membership grew 320% from approximately 254,000 on December 31, 1997 to approximately 1,066,000 on December 31, 1998.

     Custom Marketing Services and Other Revenues. Custom marketing services and other revenues increased 409% to $377,000 in the year ended December 31, 1998 from $74,000 in the year ended December 31, 1997. The increase in custom marketing services and other revenues resulted primarily from the initiation of relationships with three significant customers.

COST OF REVENUES

     Cost of revenues increased 59% to $466,000 in the year ended December 31, 1998 from $293,000 in the year ended December 31, 1997, but gross margin increased to 54% from 45% in these respective periods. This increase in gross margin was primarily due to improved gross margin on transaction revenues.

PRODUCT DEVELOPMENT COSTS

     Product development costs increased 42% to $1.7 million in the year ended December 31, 1998 from $1.2 million in the year ended December 31, 1997, but decreased as a percentage of revenues to 169% from 226% in these respective periods. The decrease in product development expenses as a percentage of revenues is primarily attributable to an increase in revenues as we increased our membership and advertising and marketing clients. In addition, the fixed nature of certain development costs also contributed to the decrease in expense as a percentage of revenues.

     Product development costs were $1.1 million in the year ended December 31, 1996. The increase in costs from 1996 to 1997 was primarily due to increased hiring of technical employees and consultants.

SALES AND MARKETING EXPENSES

     Sales and marketing expenses increased 23% to $2.7 million in the year ended December 31, 1998 from $2.2 million in the year ended December 31, 1997, but decreased as a percentage of revenues to 270% from 414% in these respective periods. The increase in sales and marketing expenses is primarily attributable to additional hiring of sales and marketing personnel, increased sales commissions resulting from higher revenues, increased expenses associated with member acquisition, and increased advertising and promotion expenses. The decrease in sales and marketing expenses as a percentage of revenues is attributable primarily to an increase in revenues as we increased our membership and advertising and marketing clients.

     Sales and marketing expenses were $841,000 in the year ended December 31, 1996. The increase in sales and marketing expenses from 1996 to 1997 is primarily attributable to additional hiring of sales and marketing personnel, increased sales commissions resulting from higher revenues, increased expenses associated with member acquisition, and increased advertising and promotion expenses.

GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses increased 4% to $642,000 in the year ended December 31, 1998 from $615,000 in the year ended December 31, 1997, but decreased as a percentage of revenues to 64% from 116% in these respective periods. The increase in general and administrative expenses resulted from higher professional fees as well as an increase in payroll expenses due to hiring additional administrative personnel. The decrease in general and administrative expenses as a percentage of revenues is primarily attributable to an increase in revenues as we increased our membership and advertising and marketing clients. In addition, the fixed nature of certain general and administrative costs also contributed to the decrease in expense as a percentage of revenues.

     General and administrative expenses were $645,000 in the year ended December 31, 1996.

AMORTIZATION OF DEFERRED COMPENSATION EXPENSE

     In connection with the granting of options to purchase our common stock to certain employees, directors and consultants during the year ended December 31, 1998, we recorded deferred compensation representing the difference between the exercise price of options granted and the deemed fair market value of our common stock at the time of grant. Amortization of deferred compensation in the year ended December 31, 1998 was $185,000. For the years ended December 31, 1997 and 1996 we recorded no deferred compensation.

INTEREST INCOME (EXPENSE), NET

     Interest income (expense), net was $79,000 in the year ended December 31, 1998, compared to a net expense of $15,000 in the year ended December 31, 1997. The change to net interest income from net interest expense is primarily attributable to an increase in the amount of interest earned on cash balances, partially offset by an increase in interest expense generated from capital lease and equipment financing obligations.

     Interest income (expense), net was $10,000 in the year ended December 31, 1996. The change to net interest expense in 1997 from net interest income in 1996 is primarily attributable to an increase in interest expense generated from capital lease and equipment financing obligations as well as interest on investor notes that were paid in full upon completion of the Company's Series B Preferred Stock financing in May 1997.

INCOME TAXES

     We recorded a net loss of $4.6 million for the year ended December 31, 1998. For federal and state tax purposes, no provision for income taxes was recorded, and no tax benefit has been recognized due to the uncertainty of realizing future tax deductions for these losses.

     As of December 31, 1998, we had net operating loss carryforwards of approximately $9,360,000 for federal and state income tax purposes. The federal and state net operating loss carryforwards begin to expire in the years 2011 and 2005, respectively. Our ability to utilize our net operating loss carryforwards to offset future taxable income, if any, may be restricted as a result of equity transactions that give rise to changes in ownership as defined in the Tax Reform Act of 1986.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain statement of operations data for the quarters ended March 31, 1999 in dollars and as a percentage of revenues. This data has been derived from our unaudited financial statements and is not necessarily indicative of the results that may be expected for future periods. In our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for such period have been included.

                                                                THREE MONTHS ENDED
                                          ---------------------------------------------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                                            1998        1998         1998            1998         1999
                                          ---------   --------   -------------   ------------   ---------
                                                                  (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Transaction...........................   $   107    $   155       $   175        $   191       $   333
  Custom marketing services and other...         0          8           108            261           170
                                           -------    -------       -------        -------       -------
         Total revenues.................       107        163           283            452           503
Cost of revenues........................        35         66           142            223           244
                                           -------    -------       -------        -------       -------
         Gross margin...................        72         97           141            229           259
                                           -------    -------       -------        -------       -------
Operating expenses:
  Product development...................       376        414           430            480           484
  Sales and marketing...................       791        637           563            704           967
  General and administrative............       120        119           207            196           228
  Amortization of deferred
    compensation........................         0          3            30            152           316
                                           -------    -------       -------        -------       -------
         Total operating expenses.......     1,287      1,173         1,230          1,532         1,995
                                           -------    -------       -------        -------       -------
Loss from operations....................    (1,215)    (1,076)       (1,089)        (1,303)       (1,736)
  Interest income (expense), net........        (5)        12            16             55            11
                                           -------    -------       -------        -------       -------
Net loss................................   $(1,220)   $(1,064)      $(1,073)       $(1,248)      $(1,725)
                                           =======    =======       =======        =======       =======

                                                            THREE MONTHS ENDED
                                      ---------------------------------------------------------------
                                      MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                                        1998        1998         1998            1998         1999
                                      ---------   --------   -------------   ------------   ---------
AS A PERCENTAGE OF NET REVENUES:
Revenues:...........................     100.0%     100.0%       100.0%          100.0%       100.0%
Cost of revenues....................      32.7       40.5         50.2            49.3         48.5
                                      ---------    ------       ------          ------       ------
         Gross margin...............      67.3       59.5         49.8            50.7         51.5
                                      ---------    ------       ------          ------       ------
Operating expenses:
  Product development...............     351.4      253.4        151.9           106.2         96.2
  Sales and marketing...............     739.2      389.5        198.9           155.5        192.2
  General and administrative........     112.2       74.9         73.1            43.6         45.3
  Amortization of deferred
    compensation....................       0.0        1.8         10.7            33.6         62.8
                                      ---------    ------       ------          ------       ------
         Total operating expenses...   1,202.8      719.6        434.6           338.9        396.5
                                      ---------    ------       ------          ------       ------
Loss from operations................  (1,135.5)    (660.1)      (384.8)         (288.2)        (345)
  Interest income (expense), net....      (4.7)       7.4          5.7            12.2          2.2
                                      ---------    ------       ------          ------       ------
Net loss............................  (1,140.2)%   (652.7)%     (379.1)%          (276)%     (342.8)%
                                      =========    ======       ======          ======       ======

     Our total revenues have grown in each quarter. Transaction revenues have increased in each quarter as a result of growth in our membership base, the average revenue per transaction generated by these members and the average number of transactions per member. Custom marketing services and other revenues decreased from the quarter ended December 31, 1998 to the quarter ended March 31, 1999 as the result of the timing of recognition of revenue from a single significant contract in the quarter ended December 31, 1998. Gross margin has also fluctuated as a result of quarter to quarter changes in the mix of revenue between higher-margin transaction revenues and lower-margin custom marketing services and other revenues.

     Our operating expenses have increased significantly from 1996 to 1998 and in the first quarter of 1999 as we have transitioned from the development stage to the commercialization of our services. Sales and marketing expenses fluctuated during 1998, declining sequentially in the second and third quarters of 1998 as a result of changes made to our sales and marketing personnel in an effort to enhance the quality and quantity of advertisers, marketers and new members we attract. Sales and marketing expenses increased during the fourth quarter of 1998 as we added new sales and marketing personnel, including a new Vice President of Sales, and increased promotional expenditures to fuel membership growth and to attract new advertising and marketing clients.

     We plan to increase our operating expenses as we continue to build brand and infrastructure. Consequently, our losses may increase in the future. Although we have experienced revenue growth in recent periods, we cannot be certain that such growth will continue at its current rate or increase in the future. If our revenue growth is slower than we anticipate or our operating expenses exceed our expectations, our losses will be significantly greater.

     Our quarterly results of operations have varied in the past, and our revenues and operating results are likely to vary significantly from quarter to quarter. A number of factors are likely to cause these variations, some of which are outside of our control. These factors include:

     - changes in revenue levels resulting from the advertising and marketing budget cycles of individual advertisers and marketers;

     - changes in advertising and marketing costs that we incur to attract and retain members;

     - changes in our pricing policies, the pricing policies of our competitors or the pricing policies for Internet advertising and marketing generally;

     - our rate of member acquisition and the level of activity of new and existing members;

     - the number and type of programs and development contracts established with our advertising and marketing clients as well as the impact of the fixed price portion of development contracts on gross margin;

     - the introduction of new products and services by us or by our competitors;

     - unexpected costs and delays resulting from the expansion of our operations; and

     - the occurrence of technical difficulties or unscheduled system downtime.

     We believe that our revenues will be subject to seasonal fluctuations as a result of general patterns of retail advertising and marketing and consumer purchasing, which are typically higher during the fourth calendar quarter and lower in the following quarter. In addition, expenditures by advertisers and marketers tend to be cyclical, reflecting overall economic conditions and consumer buying patterns. As a result, our results of operations could be harmed by a downturn in the general economy or a shift in consumer buying patterns.

     Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful and you should not rely upon them as any indication of our future performance. Our operating expenses are based on our expectations of our future revenues and are relatively fixed in the short term. If our revenues are lower than expected, we would incur greater than expected losses. In addition, during future periods our operating results likely will fall below the expectations of public market analysts and investors. In this event, the market price of our common stock likely would decline.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     At December 31, 1998, our cash and cash equivalents consisted primarily of demand deposits and money market funds held by large institutions in the United States and our short-term investments were invested in corporate debt and equity securities maturing in less than one year. Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily from the sale of equity securities to venture capital firms and other individual, institutional and strategic investors. We have also borrowed funds under long-term capital lease and equipment financing facilities. As of March 31, 1999, we had cash and cash equivalents of $330,633 million and $115,196 million outstanding under capital lease and equipment financing facilities. In addition, in May 1999, we completed a Series D convertible preferred stock financing that resulted in net proceeds to us of $8.0 million.

     Net cash used in operating activities was $3.5 million in 1998, $3.2 million in 1997, $2.3 million in 1996 and $891,000 in the three months ended March 31, 1999. In 1998, the net cash used in operating activities consisted primarily of our net loss, offset in part by an increase in net accounts payable, members payable, membership acquisition payable, depreciation and amortization, and deferred revenue. In 1997, the net cash used in operating activities consisted primarily of our net loss, offset by an increase in depreciation, members payable, membership acquisition payable, and deferred revenue. In 1996, the net cash used in operating activities consisted primarily of our net loss, offset in part by an increase in accounts payable and depreciation and amortization.

     Net cash used in investing activities was $153,000 in 1998, $58,000 in 1997, $387,000 in 1996 and $89,000 in the three months ended March 31, 1999.
These amounts were used to acquire property and equipment.

     Net cash provided by financing activities was $5.6 million in 1998, $4.3 million in 1997, $2.9 million in 1996 and $85,000 in the three months ended March 31, 1999. In 1998, this amount included $5.8 million in proceeds from the issuance of preferred stock, less payments on capital leases. In 1997, this amount included primarily $3.1 million in net proceeds from the issuance of preferred stock, $1.0 million in proceeds from stockholder loans that were subsequently converted into preferred stock, and $250,000 in proceeds from a sale-leaseback transaction related to certain items of computer equipment, less payments on capital leases. In 1996, this amount included primarily $3,000,000 in proceeds from the issuance of preferred stock. Net cash provided by financing activities in the three months ended March 31, 1999 consisted primarily of proceeds from equipment financing.

     In 1997 and 1998, we entered into various non-cancelable capital lease agreements for certain types of capital expenditures. As a result of these capital lease agreements, we had lease payment obligations of approximately $110,000 in 1997 and $143,000 in 1998. Borrowings under these capital lease arrangements have terms ranging from 36 to 48 months with monthly payments and interest rates ranging from 10.5% to 11.5%.

     We currently anticipate that our available cash resources combined with the net proceeds from this offering will be sufficient to meet our anticipated working capital and capital expenditure requirements through the end of 2000. However, we may need to raise additional funds sooner to fund more rapid expansion, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If adequate funds are not available on acceptable terms, our business, results of operations and financial condition could be harmed. See "Risk Factors -- We may need more working capital to expand our business, and our prospects for obtaining additional financing are uncertain."

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) No. 98-1, Accounting for the Costs of Computer Software Development or Obtained for Internal Use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. We do not expect that the adoption of SOP No. 98-1 will have a material impact on our financial statements.

     In April 1998, the Accounting Standards Executive Committee issued SOP 98-5, Reporting on the Costs of Start-Up Activities. This SOP provides guidance on the financial reporting of start-up costs and organization costs. It requires the costs of the start-up activities and organization costs to be expensed as incurred. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The Company adopted the SOP during the year ended December 31, 1998. The adoption of the SOP did not have a material impact on our financial statements.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two digit entries in their date code field. Beginning in the Year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software products used by many companies may need to be upgraded to comply with these Year 2000 requirements.

     We designed the software underlying our Web-based programs as well as our Web site and related technology infrastructure to be Year 2000 compliant. However, we rely on third-party hardware and software in the operation of our business. We believe we have identified all of the major information systems used in our internal operations and have substantially completed all modifications, upgrades or replacements to minimize the possibility of a material disruption of our business. The expenditures that we have incurred to date and the expenditures we expect to incur in this regard have not been and are not expected to be material to our business, results of operations and financial condition.

     We have also contacted the vendors of third-party hardware and software we use in order to gauge their Year 2000 compliance. Based on these vendors' representations and the activities we have conducted, we believe that the third-party hardware and software we use are Year 2000 compliant. We cannot assure you, however, that we will not experience unanticipated negative consequences, including material costs caused by undetected errors or defects in the technology used in our internal systems. If, in the future, it comes to our attention that the software underlying our email or Web-based programs requires modification, or that any of our third-party hardware and software are not Year 2000 compliant, then we will seek to make modifications to our systems. In such case, we expect such modifications will not have a material effect on our results of operations. There can be no assurance, however, that we will be able to modify such systems in a timely and successful manner to comply with the Year 2000 requirements. Any failure to do so could have a material adverse effect on our business, results of operations and financial conditions.

     We are also vulnerable to systemic failures resulting from Year 2000 problems. These failures could include prolonged data communications, telecommunications or electrical failures. A failure of this type could prevent members from accessing our Web site or prevent us from operating our business. As a result, we could experience lost revenues, increased operating expenses and loss of members. Any of these eventualities could have a material adverse effect on our business, results of operations and financial condition.

     We have not yet developed a comprehensive contingency plan to address Year 2000 problems that are not detected and corrected prior to their occurrence.

                                    BUSINESS

OVERVIEW

     We are a leading provider of online direct marketing and cash-based incentive advertising solutions. We combine a variety of Internet-based direct advertising and marketing services with cash-based online incentive programs to provide flexible, cost-per-action incentive marketing solutions. Our payment structure, in which our advertising and marketing clients are only charged when our members execute specific predefined actions, provides these clients with a known cost per yield for their advertising campaigns. By leveraging our proprietary consumer member database and our targeting capabilities, we are able to offer our clients customized, targeted advertising solutions designed to improve advertisement response rates and reduce customer acquisition costs.

     Our online Earn & Spend Community offers our 1.8 million consumer members a broad array of cash-based incentive reward opportunities, whereby members are compensated with cash, rather than non-cash incentives for responding to online marketing offers. The cash earned by our members can be credited to either their VISA or bank accounts from their Cybergold account or be used to purchase digital content, services and products, including software, music, games, credit reporting services and original artistic works and publications through our Earn & Spend Community. Advertising and marketing clients that have used our service include Ask Jeeves, Inc., autobytel.com inc., Cendant Corporation (NetMarket), The Walt Disney Company, Earthlink Network, Inc., GoTo.com, Inc., Interactive Coupon Network (Cool Savings), LifeMinders.com, Inc., New Media and Qwest Communications International Inc.

INDUSTRY BACKGROUND

  Growth of the Internet and Online Commerce

     The Internet has emerged rapidly as an important medium for facilitating communication, disseminating information and conducting commerce. International Data Corporation (IDC) estimates that the number of Internet users worldwide exceeded 97 million in 1998 and will grow to approximately 320 million by the end of 2002. IDC also estimates that worldwide commerce over the Internet will reach approximately $426 billion by the end of 2002, up from approximately $32 billion in 1998. The availability of a broad range of content and the acceptance of electronic commerce has driven rapid Internet adoption by businesses and consumers alike, which has in turn stimulated the proliferation of additional content and electronic commerce.

  Online Advertising and Direct Marketing

     The Internet possesses unique and commercially powerful characteristics that differentiate it from traditional forms of media, including a lack of geographic or temporal limitations, real time access to dynamic interactive content, and instantaneous connections between advertisers, marketers and consumers. Advertisers and marketers are particularly attracted to the Internet because it enables them to distribute information efficiently, reach potential customers globally and engage in one-to-one customer interaction. These capabilities create significant opportunities for advertisers, marketers and merchants to develop direct relationships with consumers. The Internet also facilitates the efficient collection of valuable customer data and demographic information, enabling advertisers and marketers to develop targeted marketing campaigns directed to existing and potential customers.

     These characteristics have resulted in the rapid growth of Internet advertising. Forrester Research estimates that Internet advertising expenditures in 1998 were approximately $1.3 billion and projects Internet advertising expenditures to increase to $10.5 billion in 2003. The majority of Internet advertising to date has been in the form of passive banner advertising. However, as the number of Web sites and amount of advertising on the Internet has proliferated, we believe decreasing consumer response to banner advertising has led advertisers and marketers to question the effectiveness of such advertising and marketing campaigns. According to NetRatings, click-through rates, used by advertisers to measure the effectiveness of their online efforts, was 0.63% in April 1999.

     These trends are causing marketers to consider alternative marketing solutions that encourage consumers not only to pay greater attention to marketing messages but also to increase response rates to those messages. Conversely, many consumers prefer to limit the number of advertisements to which they are exposed and prefer to be exposed only to those advertisements for products or services in which they are interested. We believe that the inability of traditional banner advertising to maximize the powerful one-to-one relationships enabled by the Internet has led advertisers to place greater emphasis on online direct marketing as a more effective means to convert Internet users into customers. The Direct Marketing Association estimates that spending on Internet direct marketing will grow from $603 million in 1998 to $5.3 billion in 2003, representing a compound annual growth rate of 54%.

  Online Incentive Programs

     As advertisers and marketers seek to increase the effectiveness and efficiency of their online marketing efforts, they are turning to incentives-based programs, which reward consumers for their attention or specific response to ads and promotions. Because advertisers are charged on a cost-per-action basis in these programs, advertisers are provided with a predictable cost for the desired response. In contrast, banner advertisers pay simply for the number of times a banner appears on a Web site page, regardless of how many consumers actually view or click on the banners or whether they take additional actions based on what they read.

     Most incentives-based programs offer consumers the ability to earn "points" that are redeemable only for limited products, frequent flyer miles or other non-cash rewards. These non-cash incentive programs often have significant limitations on redemption due to the limited items for which rewards can be redeemed as well as various program restrictions. For example, programs offering frequent flyer miles are often restrictive and generally only appeal to consumers who otherwise actively participate in frequent flyer programs. In addition, rewards for participation in online direct marketing programs mostly come in small increments and the redemption opportunities generally require large outlays of points. Therefore, while these programs have the potential to provide significant benefits to advertisers and marketers, they remain limited to a subset of Internet users.

  Online Payment Mechanisms

     Traditionally, Internet companies have chosen either to fund the free distribution of content or services through selling banner advertising on their Web sites or to sell their content or services on a subscription basis. However, the increasing amount of online advertising inventory and the decreasing effectiveness of banner advertising is causing the price for banner advertising to decline. According to AdKnowledge, the overall average advertising banner cost per thousand impressions (CPMs) have fallen 7.5% from June 1998 to March 1999. We believe a continued decline in CPM rates will lead Internet content and service providers, many of whom depend on advertising sales as a major source of revenue, to find alternative revenue sources, including the sale of content or services on a per transaction basis.

     While credit cards have traditionally been the dominant form of payment for Internet transactions, the relatively high costs of processing credit card payments makes them less suitable for inexpensive Internet purchases. In addition, consumers have traditionally been reluctant to use credit cards for inexpensive purchases. As a result, the absence of a broadly accepted online micropayment system has left sales of inexpensive content, services and products economically impractical.

  Market Opportunity

     Advertisers, marketers and merchants need more effective means to induce consumers to respond to online advertising and marketing and facilitate the online purchase of inexpensive content, goods and services. While there have been several attempts to address these needs, current incentives-based online advertising and marketing and micropayment solutions have a number of significant limitations. Current incentives-based online advertising and marketing campaigns impose significant limitations on consumer choice, limiting consumers' ability to monetize their time spent online. These shortcomings limit the utility and flexibility of incentives-based online marketing programs and, therefore, consumers' desire to participate. In addition, current transaction processing methods for the distribution of inexpensive content, services and products are prohibitively expensive. There is a need for online incentives-based advertising and marketing and micropayment solutions which effectively target consumers and provide consumers with greater flexibility and purchasing opportunities.

THE CYBERGOLD SOLUTION

     We are a leading provider of online direct marketing and cash-based incentive advertising solutions. We believe that we are the first online company to combine a cash-based incentive program with a direct marketing approach that provides extensive benefits for our advertising and marketing clients, consumer members and merchants. Our Earn & Spend Community has over 1.8 million consumer members, which enables our advertising and marketing clients to offer cost-per-action incentive programs either to our entire member database or to a targeted subset. Users are compensated for responding to online advertisements or promotions by performing certain client-specified actions, such as filling out online surveys or purchasing products or services. Internet users become Cybergold members at no cost by completing a short online registration form on our Web site or on a co-marketer or co-registration Web site.

     In order to manage these cash-based incentive programs on our Web site and on other sites, we have developed a proprietary transaction system that enables the cost-effective management of cash-based incentive reward programs and micropayment transactions. Our Earn & Spend Community allows our members to earn cash by interacting with offers that appeal to their interests. For example, under a current promotion, members can earn $3.00 for requesting a quote for a new car from our marketing client, autobytel.com inc. The cash earned by our members is deposited in their Cybergold accounts and can then be credited to either their VISA cards or bank accounts or be used to purchase digital content, services and products, including software, music, games and original artistic works and publications.

     [Earn & Spend Diagram:

          DESCRIPTION: Presentation of "virtuous circle" diagram.

          TOP OF DIAGRAM TEXT ANNOTATION: Web surfers encounter Cybergold merchants offering cash incentives in exchange for their online behavior.

          RIGHT SIDE OF DIAGRAM TEXT ANNOTATION: Members can transfer the money in their Cybergold accounts to their personal VISA or bank account; or they can spend it on digital content.

          BOTTOM OF DIAGRAM TEXT ANNOTATION: Members can purchase and download digital content, services and products using cash from their Cybergold accounts.

          LEFT SIDE OF DIAGRAM TEXT ANNOTATION: To increase their account balances, members "load" accounts either by transferring funds from their VISA accounts or by performing incentive transactions with Cybergold merchants.]

     Benefits of our unique incentive programs include:

  Advertising and Marketing Client Benefits

     - FLEXIBLE AND EFFECTIVE MARKETING SOLUTION. We provide a variety of advertising and marketing services for our clients, including incentive offers on our Earn & Spend Community site, targeted and untargeted e-mails, and ad campaigns that offer cash incentives directly on third-party sites. We believe our services provide our clients with more effective advertising tools to induce desired consumer behavior, including purchasing, product evaluation and subscriptions.

     - COST-PER-ACTION PAYMENT STRUCTURE. We provide a cost-per-action incentive marketing solution, in which our clients are only charged when our members take pre-defined actions specified by our clients. In contrast, with banner advertising, advertisers typically pay for a number of impressions on Web sites, regardless of whether consumers click on, or take any action in response to, the banner advertisement. Our cost-per-action solution provides our clients with both a known cost per yield for each advertising and marketing campaign, reducing customer acquisition costs and risk.

     - MEASURABLE RESULTS. Member actions in response to client marketing messages are instantly recorded in our database, allowing clients to measure the effectiveness of their advertising campaigns on an ongoing basis. Clients are able to review and modify their campaigns at any time to react to customer response rates.

     - TARGETING CAPABILITY. By leveraging our proprietary member database, we are able to provide customized, targeted campaigns for our clients. This targeting capability enables our clients to focus on specific demographic segments or groups of users that exhibit certain online behavioral patterns. We believe that by focusing on a specific target audience, our clients should increase response rates and reduce their customer acquisition costs.

  Member Benefits

     - CASH REWARDS. Unlike other online incentive programs which reward the customer with "points" redeemable for frequent flyer miles, specified products or other non-cash rewards, we reward our members with cash. One Cybergold dollar equals one U.S. dollar. The dollars our members earn are accumulated in a Cybergold account and can be credited to their VISA cards or bank accounts. We also offer a number of online spending opportunities to our members, such as the ability to purchase digital content, services and products, including software, music, games, credit reporting services and original artistic works and publications.

     - MEMBER CHOICE. Our online incentives programs provide two primary benefits for members. First, members may choose to respond only to advertising and marketing that interests them and provides a sufficient reward to induce their participation. Second, members earn cash rewards which they can choose to spend on online purchases or have credited to their VISA cards or bank accounts. This enables members to pursue advertising and marketing that interests them, increasing the quality of their online experience.

  Merchant Benefits

     - NEW REVENUE OPPORTUNITY. Through our micropayments system, we afford merchants who provide inexpensive digital content, services and products an opportunity to participate in Internet commerce on a pay-per-transaction basis. We offer these merchants an alternative revenue source by providing them access to our members, who have cash accounts that can be used for inexpensive purchases of digital content, services and products. In addition, if Cybergold members wish to purchase items that cost more than the amount of Cybergold dollars in their accounts, they can deposit additional funds into their Cybergold accounts from their VISA cards. Our broad membership community gives merchants an established base of potential customers.

     - VALUE-ADDED SERVICES. We provide merchants with "non-hosted" and "hosted" value-added services to sell inexpensive digital content, products and services. In "non-hosted" solutions, our micropayment transaction system enables merchants to sell inexpensive digital content, services and products on their own Web sites. In "hosted" solutions, we provide the merchants with a complete outsourced suite of Web site hosting, systems administration, transaction processing and integration services, and the merchant only provides the content.

STRATEGY

     Our objective is to enhance our leadership position in online direct marketing and incentives-based advertising. We intend to achieve our objective through the following key strategies:

     Increase Size of Membership Base. We intend to continue to expand our membership base through membership acquisition activities such as co-registration programs, co-marketing programs and advertising on third-party Internet sites. We also plan to initiate offline branding and promotional campaigns using broadcast, print and outdoor advertising in order to attract new members. In addition, we intend to explore international opportunities, including potential strategic alliances, in order to extend the reach of the Cybergold brand.

     Increase Number of Advertising and Marketing Clients. We are seeking to broaden our advertising and marketing client base by increasing our direct and indirect sales and marketing efforts. We plan to increase significantly the size of our direct sales force and to open additional regional sales offices. In addition, we are seeking to take advantage of existing distribution channels, such as advertising networks, to expand the number of advertisers using our incentive marketing system.

     Increase Brand Awareness. We are focused on increasing brand awareness to attract and retain members, advertising and marketing clients and merchants. We intend to use a combination of online and offline advertising, direct marketing, public relations and other marketing programs designed to promote the Cybergold brand and build loyalty among our members, clients and merchants. We also intend to develop promotional and media campaigns with well-known Internet companies and offline marketers of branded consumer products and services.

     Expand Earn & Spend Opportunities to Other Web Sites. Although we currently are primarily a site-centric service, our micropayment technology enables our Earn & Spend capabilities to function on third-party Web sites. To date, a number of Web sites have installed the Cybergold Mint, our electronic commerce payment software, on their servers. We are seeking to aggressively expand Cybergold Mint installations on other Web sites to increase the number of Internet users who are exposed to the Cybergold Earn & Spend Community and establish additional sources of revenue. We are also pursuing strategic relationships with electronic commerce infrastructure vendors to further expand the distribution of the Cybergold Mint technology.

     Enhance Cybergold Earn & Spend Community. We intend to continue to enhance the Cybergold Earn & Spend Community by increasing the number and variety of incentive offers provided and the breadth of online purchasing opportunities. We are also actively developing a community store site where our members can sell their own inexpensive digital content, services and products to other members. We believe that the Cybergold Earn & Spend Community and our technology enable individuals and businesses to sell inexpensive digital content, services and products that were previously not cost-effective to offer online.

     Pursue Strategic Acquisitions and Relationships. We intend to continue to enter into strategic relationships in order to build our Earn & Spend Community, generate additional traffic to our Web site, increase membership and establish additional sources of revenue. We have entered into strategic relationships with the First National Bank of Omaha, MBNA America Bank, Earthlink Network, Inc., BuySafe.com and others which have enabled us to offer our clients and members a broader selection of advertising opportunities, expanded content and more online services. In addition, we intend to pursue strategic acquisitions of complementary technologies and services in order to expand and enhance our current offering of products and services.

CYBERGOLD SERVICES

     Cybergold serves three main constituencies: advertising and marketing clients, consumer members and merchants. Advertising and marketing clients use Cybergold to cost-effectively acquire new customers with offers and cash incentives. Consumer members use Cybergold to earn cash rewards for responding to offers on our Web site, on third-party Web sites and through e-mail campaigns. Merchants use Cybergold technology as a cost-effective means to sell inexpensive digital content, services and products on a pay-per-transaction basis to the Cybergold membership base.

     Advertising and Marketing Client Services. We work closely with our advertising and marketing clients to develop marketing campaigns that are tailored to their customer acquisition needs. These programs include:

     - incentives-based offers and promotions on the Cybergold Web site;

     - targeted and untargeted e-mail campaigns conducted by us on behalf of our advertising and marketing clients;

     - programs introduced on our marketing clients' Web sites; and

     - banner ads placed on various targeted Web sites.

     Our membership database technology enables us to maintain and track information about our members. We are able to track aspects of member online activity, such as marketing programs in which specific members have participated and online purchases initiated through Cybergold. In addition, we have access to member information gathered by certain of our advertising and marketing clients. We believe that our database of membership information allows us to carefully tailor marketing campaigns to maximize their effectiveness for our clients.

     Member Services. Internet users become Cybergold members at no cost by completing a short online registration form on our Web site or on a co-marketer or co-registration Web site. Our members earn cash rewards for completing various desired actions, such as viewing an incentive offer, completing a survey or registration form or downloading software. Members can also earn rebates and incentives by purchasing a variety of products or services offered through our Web site or third-party Web sites. In addition, to encourage members to visit our Web site frequently, our members receive free services, including e-mail, chat, stock quotes and news.

     Existing members are notified of new programs and promotions through periodic e-mail distributions. In contrast to other incentive programs, our members have the opportunity not only to earn cash rewards that are transferable to their VISA cards or bank accounts, but also to spend their Cybergold cash rewards for a variety of goods and services. Cash is transferable to a member's bank account in a minimum amount of $10.00 and to a VISA card in a minimum amount of $5.00. Members are also able to transfer money from VISA cards to their Cybergold accounts to enable them to use our micropayment system to purchase additional digital content, goods and services from merchants.

     We are committed to maintaining the privacy and security of our members. We keep all personal information about our members confidential. Cybergold is a member of TRUSTe, a non-profit organization dedicated to the protection of user privacy and promotion of security online.

     Merchant Services. We offer merchants the ability to sell digital content, products and services over the Internet in transactions of any size. By eliminating the high transaction costs typically associated with very small credit card transactions, we enable the cost-effective delivery of content such as articles or music for cents rather than dollars. We believe that our micropayment system enables new business models for merchants of digital content, products and services. We offer merchants with two micropayment environment options:

     - Non-hosted -- a technology and marketing solution where the Cybergold Mint, our electronic commerce payment software, is provided to merchants for use on their own Web sites to sell inexpensive digital content, services and products to online consumers.

     - Hosted -- a full-service solution where we provide the customer with a complete outsourced suite of Web site hosting, systems administration, transaction processing and integration services while the merchant only provides the content.

SALES AND MARKETING

     Our primary sales strategy is to sell our services directly to advertisers, direct marketers, ad agencies and electronic commerce merchants. We currently sell our services in the United States through a direct sales organization, with seven employees located in the San Francisco Bay Area, metropolitan Dallas and metropolitan New York. Our sales force is dedicated to establishing and maintaining relationships with advertising and marketing clients. Our sales force uses industry directories, press, personal contacts, industry knowledge and Internet search engines to seek likely sales prospects. Recently we have begun to receive sales leads from advertising agencies that have recommended Cybergold to clients.

     Our marketing organization is composed of marketing communications, product management, product marketing and membership marketing groups. In addition, we also use consultants such as public relations agencies and graphic design firms to assist with marketing activities. Marketing communications is responsible for external public relations activities, managing relationships with the press and industry analysts, and creating marketing collateral materials, such as sales brochures. Product management is responsible for working with our engineering department and our clients to define new products as well as enhancements to existing products and services. Product management also contributes to management development efforts, assists customers with special requirements, and provides additional resources as needed throughout our company. Product marketing is responsible for the content and graphics on our Web site, including the production and implementation of advertising and merchant offers. Product marketing also determines which additional services may be of interest to members, clients and merchants.

     Membership marketing is focused on expanding our membership base. We use a variety of methods to generate new members, including e-mail campaigns, advertising, and co-registration agreements with certain affiliate partners, as well as referrals by current members and public relations. Currently, we attract the majority of our members through co-registration agreements with online partners, whereby registrants for those sites have the option to concurrently sign up for the Cybergold Earn & Spend Community. We believe that the convenience afforded by this co-registration capability is a significant factor in attracting new members. Currently, we have a network of approximately 55 affiliate partners through which we can attract new members. In addition to these online methods of increasing our membership base, we are currently planning a range of offline marketing campaigns designed to attract new members.

ADVERTISING AND MARKETING CLIENTS

     Our advertising and marketing clients pay us commissions each time a member takes an action defined by our clients in response to some online advertising or promotion. Since inception, a total of 144 advertising and marketing clients have offered incentives using our system. In 1997, no client accounted for more than 10% of our revenue. In 1998, Qwest Communications International Inc. and Interactive Coupon Network (CoolSavings) accounted for 22% and 16% of our revenue, respectively. As of March 31, 1999, Qwest Communications International Inc., autobytel.com inc., LifeMinders.com, Inc., Cendant Corporation (Netmarket) and The Walt Disney Company (Disney Daily Blast, Disney Store Online) accounted for 20%, 12%, 11%, 11% and 10% of our revenue, respectively. A representative list of advertising and marketing clients who are using or have used our services is set forth below:

    - @Backup Corporation    - Consumer Info.com, Inc.        - LifeMinders.com, Inc.
    - Alexa Internet         - The Walt Disney Company        - New Media
    - Ask Jeeves, Inc.       (Disney Daily Blast,             - Qwest Communications
    - autobytel.com inc.       Disney Store Online)             International, Inc.
    - Cendant Corporation    - Earthlink Network, Inc.        - First Premier Bank
      (Netmarket)            - GoTo.com, Inc.                   (Future Card)
                             - Interactive Coupon             - Uproar (E-Pub Services Ltd.)
                               Network (Cool Savings)

STRATEGIC RELATIONSHIPS

     To date, we have entered into a number of strategic relationships to build our Earn & Spend Community, generate additional traffic to our Web site, increase our membership and generate additional revenue.

     These strategic relationships include:

     - The First National Bank of Omaha. Our relationship with the First National Bank of Omaha enables consumers to directly credit their personal VISA accounts with money earned through Cybergold and to credit their Cybergold accounts with funds from their VISA accounts;

     - MBNA America Bank. Together with MBNA America Bank, we launched the co-branded Cybergold MBNA VISA card, which provides convenient and easy Internet shopping, MBNA's state-of-the-art fraud protection, VISA Platinum Plus cardholder benefits and the potential for cash incentives;

     - Earthlink. We launched a private-label loyalty program with Earthlink under which Earthlink will utilize our transaction processing and account management technology to implement an incentives-based loyalty program for its members that use their Earthlink credit cards for shopping both on the Internet and offline; and

     - BuySafe.com. Our relationship with BuySafe.com provides the Cybergold Earn & Spend Community with certain private label merchandising and fulfillment programs.

TECHNOLOGY

     We have developed a scaleable technology infrastructure that executes both incentive reward transactions and online micropayments for consumer purchases. There are two proprietary components to our infrastructure:

     - The Cybergold Mint is our electronic commerce payment software which runs on either our servers or the servers of our clients or merchants. The Cybergold Mint executes both Cybergold incentive reward transactions and online micropayments for consumer purchases. To make world-wide distribution possible, the Cybergold Mint employs a cryptographic system called HMAC-MD5 that offers full 128-bit security without export controls.

     - The Cybergold payment server is our real-time transaction processing engine. This engine is optimized for high-volume financial transactions and is designed to scale by simply adding additional hardware to our system. The Cybergold payment server communicates with consumer browsers using SSL, the industry-standard Web security protocol, to safeguard all private user information.

     Our payment server includes property modules for handling:

     - interactive transactions;

     - background transactions for off-line incentive programs;

     - consumer account management and online statements;

     - VISA and bank (ACH) transfers and charity donations;

     - transaction reversal and dispute management;

     - real-time risk management with velocity checking and fraud detection;

     - context-sensitive help; and

     - automated customer assistance with escalation to our separate Customer Service system.

     Typical Cybergold transactions begin when Internet users encounter advertisements offering incentive and/or purchases on our Web site or on third-party Web sites. The merchant Web servers use the Cybergold Mint to generate rewards and payments. The transactions are sent over the Internet to the Cybergold payment servers, which move incentive funds from merchant accounts to member accounts, and move payment funds from member accounts to merchant accounts. The payment servers incorporate a database of user, merchant and offer information.

     Our technology consists of proprietary programs integrated with third-party hardware and software. Our third-party hardware includes Sybase SQL Servers, Sun Solaris platforms and Apache Web servers, which members access with standard Web browsers such as Netscape Navigator and Microsoft Internet Explorer. We do not require consumers to download any software to process or store micropayments and rewards.

     We internally developed our systems for maintaining our Web site processing transactions and maintaining member accounts. If, in the future, we cannot modify these systems to accommodate increased traffic and an increased volume of transactions and orders, we could suffer slower response time, problems with customer service and delays in reporting accurate financial information. See "Risk Factors -- If we fail to adapt to rapid change in our industry or our internally developed systems cannot be modified properly for increased traffic or volume."

COMPETITION

     The market for online direct advertising and marketing is extremely competitive. In addition, while the market for services that facilitate small-scale electronic commerce transactions is very new, we expect competition in that area to increase dramatically in the near future. We cannot assure you that we will compete successfully in this environment. Our ability to compete in these marketplaces depends on many factors, some of which are beyond our control. Please see "Risk Factors -- We face significant competition from other online incentives-based advertising and marketing programs and providers of micropayment systems" for a list of these factors. Our failure to compete in these marketplaces could have a material adverse effect on our business, results of operations and financial condition.

     We believe that the principal competitive factors in the online incentives-based advertising market are:

     - brand recognition;

     - breadth and depth of content and services;

     - number and quality of advertising clients;

     - size of membership base;

     - ease of use;

     - transaction speed and security;

     - quality of service; and

     - technical expertise.

     We face significant competition from online incentives-based advertising and marketing programs and providers of micropayment systems. We expect competition to increase due to the lack of significant barriers to entry for online business generally and for online incentives-based direct marketing programs and micropayment transactions in particular. Currently, several companies offer competitive online incentives programs, including MyPoints.com, Inc. and Netcentives Inc. We may also face competition from established Internet portals and community Web sites that engage in direct marketing, as well as from traditional advertising agencies and direct marketing companies that may seek to offer online products or services. In addition, financial service organizations, such as banks and credit card companies, or other large organizations may develop competitive micropayment systems and incentives-based advertising and marketing programs.

     Some of our current and potential competitors have longer operating histories, greater brand recognition, larger client and member bases and significantly greater financial, technical and marketing resources than we do. These advantages may enable them to respond more quickly to new or emerging technologies and changes in customer preferences. These advantages may also allow them to engage in more extensive research and development, undertake extensive far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, strategic partners and advertisers. As a result, it is possible that our existing competitors or new competitors may rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margin and loss of market share. We may not be able to compete successfully, and competitive pressures may affect our business, results of operations and financial condition.

INTELLECTUAL PROPERTY

     We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology or business model. Monitoring unauthorized use of our technology and business model is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology and business model. In addition, our business activities may infringe upon the proprietary rights of others, and, from time to time, we have received, and may continue to receive, claims of infringement against us. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time consuming and expensive to resolve and would divert management's time and attention away from our business. Any potential intellectual property litigation could also force us to do one or more of the following:

     - make significant changes to the structure and operation of our business;

     - attempt to design around a third party's patent; or

     - license alternative technology from another party.

     Implementation of any of these alternatives could be costly and time consuming, and may not be possible. Accordingly, an adverse determination in any litigation that we are a party to would have a material adverse effect on our business, results of operations and financial condition.

     Cybergold has two issued U.S. Patents covering its business model and software architecture:

     - Patent #5,794,210 covers Attention Brokerage, in which users are compensated for paying attention online to advertisements, promotions, and similar information, and Orthogonal Sponsorship, in which users can apply their earned compensation to purchase digital content or other intellectual property; and

     - Patent #5,855,008, for Consumer Controlled Privacy Management, in which users establish criteria by which their personal information is released to others, those requesting access to personal data provide their identity, intentions for using the personal data, and may offer compensation to the user for access to the personal data, and the user or an automated process decides whether to release the requested personal data based on the user's criteria and the requester's information.

     We also have U.S. and foreign pending patent applications. Cybergold is our only registered trademark, although we have applied to register additional trademarks in the United States. We cannot assure you that our patents or trademarks will not be successfully challenged by others or invalidated. If our trademark registrations are not approved because third parties own these trademarks, our use of these trademarks would be restricted unless we entered into arrangements with the third-party owners, which might not be possible on reasonable terms.

     We generally enter into confidentiality or license agreements with our employees and consultants, and control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our solutions or technologies. We cannot assure you that the steps we have taken will prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

EMPLOYEES

     As of April 30, 1999, we had a total of 56 employees. Of those, 28 are in sales and marketing, 19 are in engineering and nine are in general and administrative. We believe that we have good relationships with our employees. We have never had a work stoppage, and none of our employees is represented under a collective bargaining agreement. We believe that our future success will depend in part on our ability to attract, integrate and retain highly motivated sales, marketing, production and technical personnel and upon the continued service of our senior management. Competition for qualified personnel in our industry and geographical locations is intense, and there can be no assurance that we will be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct our business in the future.

FACILITIES

     The Company's current headquarters are located in approximately 6,400 square feet of office space we have leased at 2921 Adeline Street, Berkeley, California. We are leasing this office space in a holdover capacity as our original lease has expired. We have entered into a lease for approximately 15,200 square feet of office space at 436 14th Street, Oakland, California. The lease extends through June 2004, and includes a right of first refusal on additional space which may become available in the building where we will be headquartered. We are in the process of moving our operations to the new facility. During this move our technology system could be susceptible to technical failures or other disruptive problems. Any such problems could diminish or halt our ability to provide services to our customers, which could harm our business, results of operations and financial condition. We believe the office space in the new facility will be adequate to meet our needs for the next six months, and we expect our growth for the next 24 to 36 months to be accommodated by our right of first refusal on additional office space which may become available in our building. We have sales personnel located in the metropolitan areas of Dallas and New York. These personnel work out of home-based offices, and do not receive any additional compensation for the use of their home offices, other than reimbursement for direct expenses such as telephone, office equipment and supplies. We anticipate adding additional field personnel in the future; such personnel may or may not work out of home-based offices, and therefore, we may or may not incur additional expenses relating to the rental of additional office space.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

     The following table sets forth certain information regarding our directors and officers as of May 18, 1999:

                   NAME                     AGE                       POSITION
                   ----                     ---                       --------
A. Nathaniel Goldhaber....................  51     President, Chief Executive Officer and Chairman
                                                   of the Board
Steven M. Farber..........................  40     Chief Operating Officer
John D. Steuart...........................  38     Chief Financial Officer
Gary Fitts................................  53     Chief Technology Officer
Daniel W. Berger..........................  40     Vice President, Sales
Michael Koifman...........................  50     Vice President, Engineering
Larry Weinstein...........................  52     Vice President, Strategic Relationships
Pieter Hartsook...........................  51     Vice President, Business Development
Christopher D. Alafi, Ph.D.(2)............  35     Director
Jay Chiat(2)..............................  67     Director
Garrett P. Gruener(1).....................  44     Director
Regis P. McKenna(2).......................  59     Director
Alan Salzman(1)...........................  45     Director
Peter S. Sealey, Ph.D.(1).................  58     Director

-------------------------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee

     A. Nathaniel Goldhaber has served as President, Chairman of the Board and Chief Executive Officer since October 1994. Prior to joining Cybergold, Mr. Goldhaber was self-employed as a venture capitalist. Prior to that Mr. Goldhaber was the Chief Executive Officer of Kaleida Labs, Inc., a multimedia joint venture between IBM and Apple Computer, and the Chief Executive Officer of Centram Systems West, a developer of local area networks. Mr. Goldhaber is a Member of the Executive Board of the University of California, Berkeley, College of Letters and Sciences. Mr. Goldhaber received a B.A. from Maharishi International University and an M.A. from the University of California, Berkeley.

     Steven M. Farber has served as Chief Operating Officer since August 1998. Prior to joining Cybergold, Mr. Farber was the Chief Executive Officer of Interwoven, a provider of open systems for enterprise Web production for Internets and intranets, from March 1997 to March 1998. From 1996 to 1997, he was self-employed as a consultant. From 1995 to 1996, Mr. Farber was a Vice President of Summit Integration Group, a software consulting firm. Prior to that, Mr. Farber served as a Vice President of The Vantive Corporation, a customer relationship management software company. Mr. Farber received a B.S. from Tufts University.

     John D. Steuart has served as Chief Financial Officer since June 1996. Prior to joining the Company, Mr. Steuart acted as the Chief Financial Officer of Alafi Capital, a venture capital firm, from October 1988 to June 1996. He is a member of the Board of Directors of a number of privately held companies. Mr. Steuart received a B.A. in Economics from the University of California, Berkeley and an M.S. in Business from Golden Gate University.

     Gary Fitts has served as Chief Technology Officer since July 1995. Prior to joining Cybergold, Mr. Fitts was self-employed as a consultant. He has also served as the Directors of TOPS Technology for SunSelect, a personal computer networking business unit of Sun Microsystems, Inc., and as Vice

President, Technology, of Sitka Corporation, a networking subsidiary of Sun Microsystems, Inc. Mr. Fitts received a B.A. from Dartmouth College.

     Daniel W. Berger has served as Vice President, Sales since November 1998. From April 1998 to October 1998, Mr. Berger was Vice President, Sales, at Conduct Software Technologies, Inc., a network software company. From April 1997 to March 1998 Mr. Berger was Vice President, Sales, at Make Systems, Inc., a network design tool vendor. From August 1995 to March 1997, Mr. Berger was self-employed as a software and Internet consultant. Prior to that Mr. Berger was Vice President, Sales, at Seagate Software, a network software company. Mr. Berger received a B.A. from Colby College.

     Michael Koifman has served as Vice President, Engineering since November 1998. From October 1997 to November 1998, Mr. Koifman was Vice President of Engineering at Blue Pumpkin Software, a developer of workforce management software for call centers. From September 1996 to October 1997, Mr. Koifman served as Manager of Advanced Applications at Siebel Systems, a sales force automation company. Prior to that, Mr. Koifman was a Senior Principal at AMS, a computer consulting company. Mr. Koifman holds an M.S. in Mathematics from St. Petersburg University in St. Petersburg, Russia and an M.S.E.E. in Computer Design from the Institute of Electrical Engineering in St. Petersburg, Russia.

     Larry Weinstein has served as Vice President, Strategic Projects since February 1999. From February 1998 to February 1999, Mr. Weinstein was the Executive Vice President of Greenleaf Technologies, an encryption technology company. From January 1996 to February 1998, Mr. Weinstein was self-employed as a consultant. Prior to that Mr. Weinstein was a Producer for Frankfurt Balkind Partners, a strategic communications agency.

     Pieter Hartsook has served as Vice President, Business Development since July 1998. From June 1997 to April 1998, Mr. Hartsook was Vice President, Business Development, at IPT, Inc., a computer software firm. From November 1996 to April 1997, Mr. Hartsook was Vice President, Marketing Analysis, at Apple Computer, Inc., a maker of personal computing products. Prior to joining Apple, Mr. Hartsook was the President of the Hartsook Letter, a market research consulting firm. Mr. Hartsook received a B.A. and an M.L.S. from the University of California, Berkeley.

     Christopher D. Alafi has served as one of our directors since July 1997. Dr. Alafi is currently a general partner of Alafi Capital Co., a venture capital firm. Prior to joining Alafi Capital in 1995, Dr. Alafi was a visiting scholar in the Department of Chemistry at Stanford University. Dr. Alafi is currently a member of the Board of Directors of a number of private companies. Dr. Alafi received a B.A. from Pomona College and a Ph.D. in Biochemistry from the University of Oxford.

     Jay Chiat has served as one of our directors since May 1996. Since October 1998 Mr. Chiat has been the Chief Executive Officer of ScreamingMedia.net, an Internet news service. From June 1968 to November 1996, Mr. Chiat served as the Chief Executive Officer of Chiat/Day Advertising, an advertising firm. Mr. Chiat is a member of the Board of Directors of Department 56, Inc., a designer, importer and distributor of collectibles and giftware. Mr. Chiat received a B.S. in Education from Rutgers University and an Executive M.B.A. from the Anderson School at U.C.L.A.

     Garrett P. Gruener has served as one of our directors since May 1998. Mr. Gruener has been a general partner of Alta Partners L.P., a venture capital firm, since February 1996. Since 1992, Mr. Gruener has been a general partner of certain funds affiliated with Burr, Egan, Deleage & Co., a venture capital firm. Mr. Gruener is a member of the Board of Directors of several private companies. Mr. Gruener received a B.S. from the University of California, San Diego, and an M.A. from the University of California, Berkeley.

     Regis P. McKenna has served as one of our directors since May 1996. Mr. McKenna has been Chairman of The McKenna Group, a Silicon Valley-based management and marketing consulting firm, since 1970. Mr. McKenna serves on the board of the Economic Strategies Institute and is a member of the Council on Competitiveness. Mr. McKenna also serves on the advisory board to Stanford's Graduate School of Business. Mr. McKenna is a trustee of Santa Clara University and is the Chairman of the Board of the Santa Clara University Center for Science, Technology and Society. Mr. McKenna serves as a member of the Board of Directors of Cylink Corporation, a supplier of network information security products. Mr. McKenna received a B.A. from Duquesne University.

     Alan Salzman has served as one of our directors since May 1998. Mr. Salzman is a founder and managing partner of VantagePoint Venture Partners, a venture capital firm focused on the Internet, data networking and communications services. Prior to joining VantagePoint in 1995, Mr. Salzman was a general partner with Canaan Partners, a venture capital firm. Prior to that Mr. Salzman was a partner with Brobeck, Phleger & Harrison, LLP, a law firm. Mr. Salzman received a B.A. from the University of Toronto, a J.D. from Stanford Law School and an L.L.M. from the University of Brussels.

     Peter Sealey has served as one of our directors since May 1996. Dr. Sealey has been a Lecturer and an Adjunct Professor of Marketing at the Haas School of Business at the University of California, Berkeley since 1994. In addition, Dr. Sealey has been self-employed as a management consultant, serving primarily technology-oriented companies, during the same period. Prior to that, Dr. Sealey was employed by the Coca-Cola Company for 24 years, where he held a series of senior management positions, including Senior Vice President, Global Marketing. Dr. Sealey serves on the board of directors of Autoweb.com, a consumer automotive Internet service provider, and USWeb Corporation, an Internet professional services and integrated marketing communications services company. Dr. Sealey received a B.S. from the University of Florida, an M.I.A. from Yale University and an M.A. and a Ph.D. from Claremont Graduate University.

     Classified Board. Our certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors is elected each year. To implement the classified structure, prior to the consummation of the offering, two of the nominees to the board of directors were elected to one-year terms, two were elected to two-year terms, and three were elected to three-year terms. Thereafter, directors will be elected for three-year terms. Christopher D. Alafi and Jay Chiat have been designated Class I directors whose term expires at the 2000 annual meeting of stockholders. A. Nathaniel Goldhaber and Garrett D. Gruener have been designated Class II directors whose term expires at the 2001 annual meeting of stockholders. Regis
P. McKenna, Alan Salzman and Peter Sealey have been designated Class III directors whose term expires at the 2002 annual meeting of stockholders. See "Description of Capital Stock -- Antitakeover Effects of Provisions of Certificate of Incorporation, Bylaws and Delaware Law."

     Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified.

BOARD COMMITTEES

     The board of directors has a compensation committee and an audit committee.

     Compensation Committee. The compensation committee of the board of directors reviews and makes recommendations to the board regarding the compensation and benefits provided to our key executive officers and directors, including stock compensation and loans. In addition, the compensation committee reviews policies regarding compensation arrangements and benefits for all of our employees. As part of the foregoing, the compensation committee also administers our 1999 Omnibus Equity Incentive Plan and 1999 Employee Stock Purchase Plan. The current members of the compensation committee are Messrs. Alafi, Chiat and McKenna.

     Audit Committee. The audit committee of the board of directors reviews and monitors our internal accounting procedures and reviews the results and scope of the annual audit and other services provided by our independent accountants. The audit committee also consults with our management and our independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent auditors. The current members of the audit committee are Messrs. Gruener, Salzman and Sealey.

DIRECTOR COMPENSATION

     Our directors receive $5,000 for attendance at each Board meeting and $2,500 for attendance at each board committee meeting. In addition, our directors are reimbursed for all reasonable out-of-pocket expenses incurred in connection with their attendance at board and board committee meetings. From time to time, certain directors who are not employees of Cybergold have received grants of options to purchase shares of our common stock. On June 25, 1996, we granted Messrs. Chiat and McKenna each an option to purchase 70,000 shares of our common stock and Mr. Sealey an option to purchase 25,000 shares of our common stock at an exercise price of $0.01 per share. On November 11, 1996, we also granted to Mr. Sealey an option to purchase 45,000 shares of our common stock at an exercise price of $0.15 per share, and on June 19, 1998, we granted him an option to purchase 30,000 shares of our common stock at an exercise price of $0.50 per share. Following this offering, directors will receive automatic option grants under our 1999 Omnibus Equity Incentive Plan. Please see "Stock Plans -- 1999 Omnibus Equity Incentive Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee of the board of directors currently consists of Messrs. McKenna, Chiat and Alafi. No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company, and no such interlocking relationship has existed in the past.

INDEMNIFICATION

     In May 1999, the board of directors authorized us to enter into indemnification agreements with each of our directors and executive officers. The form of indemnification agreement provides that we will indemnify our directors and executive officers against any and all of their expenses incurred by reason of their status as a director or executive officer to the fullest extent permitted by Delaware law, our certificate of incorporation and our bylaws.

     Our certificate of incorporation and bylaws each contain certain provisions relating to the limitation of liability and indemnification of our directors and officers. Our certificate of incorporation provides that our directors will not be personally liable to Cybergold or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to Cybergold or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - in respect of certain unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

     - for any transaction from which the director derives any improper personal benefit.

     Our certificate of incorporation also provides that if the Delaware General Corporation Law is amended after approval by our stockholders of our certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law. The foregoing provisions of our certificate of incorporation are not intended to limit the liability of our directors or officers for any violation of applicable federal securities laws.

     In addition, as permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that:

     - we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law;

     - to the fullest extent permitted by the Delaware General Corporation Law, we are required to advance all expenses incurred by our directors and executive officers in connection with a legal proceeding (subject to certain exceptions);

     - the rights conferred in the bylaws are not exclusive;

     - we are authorized to enter into indemnification agreements with our directors, officers, employees and agents; and

     - we may not retroactively amend our bylaw provisions relating to indemnification.

     Our bylaws provide that we must indemnify our directors to the fullest extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware General Corporation Law.

EXECUTIVE COMPENSATION

     The following table sets forth information with respect to compensation for the fiscal year ended December 31, 1998 paid by us for services by our Chief Executive Officer and our two other highest-paid executive officers collectively referred to below as the named executive officers, whose total salary and bonus exceeded $100,000 for services rendered to Cybergold in all capacities during 1998. No executive officer who would otherwise have been included in this table based on salary and bonus earned for fiscal year 1998 has resigned or otherwise been terminated as of the date of this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                                  COMPENSATION
                                                                                  ------------
                                                                                     AWARDS
                                                                                  ------------
                                                           ANNUAL COMPENSATION     SECURITIES
                                                           --------------------    UNDERLYING
               NAME AND PRINCIPAL POSITION                 SALARY($)   BONUS($)    OPTIONS(#)
               ---------------------------                 ---------   --------   ------------
A. Nathaniel Goldhaber(1)................................        --         --           --
  President and Chief Executive Officer
John D. Steuart..........................................    93,940         --       50,000
  Chief Financial Officer
Gary Fitts...............................................   123,963         --           --
  Chief Technology Officer

-------------------------
(1) Mr. Goldhaber's annual salary for fiscal year 1999 is $175,000.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth each grant of stock options during the fiscal year ended December 31, 1998 to each of the named executive officers. No stock appreciation rights were granted to these individuals during such year.

     Each of the options listed in the table is immediately exercisable. The shares purchasable under the options may be repurchased by Cybergold at the original exercise price paid per share if the optionee ceases service before vesting in such shares. The repurchase right lapses and the optionee vests as to 25% of the option shares upon completion of 12 months of service from the vesting start date and the balance in a series of equal monthly installments over the next three years of service. The option shares will vest upon an acquisition of Cybergold by merger or asset sale, unless our repurchase right with respect to the unvested option shares is transferred to the acquiring entity.

     The exercise price was equal to the fair market value of our common stock as valued by our board of directors on the date of grant. In determining this fair market value, the board of directors took into account the purchase price paid by investors for shares of our preferred stock (taking into account the liquidation preferences and other rights, privileges and preferences associated with such preferred stock) and an evaluation by the board of directors of our revenues, operating history and prospects. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. We may also finance the option exercise by lending the optionee sufficient funds to pay the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise.

     The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by assuming that the estimated fair market value on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. The initial public offering price is higher than the estimated fair market value on the date of grant, and the potential realizable value of the option grants would be significantly higher than the numbers shown in the table if future stock prices were projected to the end of the option term by applying the same annual rates of stock price appreciation to the initial public offering price.

                                                                                    POTENTIAL REALIZABLE
                                              INDIVIDUAL GRANTS                       VALUE AT ASSUMED
                             ----------------------------------------------------      ANNUAL RATES OF
                             NUMBER OF                                                   STOCK PRICE
                             SECURITIES     % OF TOTAL                                  APPRECIATION
                             UNDERLYING   OPTIONS GRANTED   EXERCISE                   FOR OPTION TERM
                              OPTIONS     TO EMPLOYEES IN    PRICE     EXPIRATION   ---------------------
           NAME              GRANTED(#)   FISCAL YEAR(1)     ($/SH)       DATE        5%($)      10%($)
           ----              ----------   ---------------   --------   ----------   ---------   ---------
A. Nathaniel Goldhaber.....        --            --             --            --          --          --
John D. Steuart(2).........    50,000           3.8           0.50      01/06/08      15,722      39,844
Gary Fitts.................        --            --             --            --          --          --

-------------------------
(1) Based on a total of 1,313,950 options granted to our employees under our 1996 Stock Option Plan during the 12 months ended December 31, 1998.

(2) On May 10, 1999, we granted to Mr. Steuart an option for 200,000 shares of our common stock at an exercise price of $2.60 per share. 100,000 of the option shares vest over a two-year period, and the vesting is accelerated for 50,000 of such shares upon the date of this offering. The remaining 100,000 option shares vest over a four-year period, with 25% of the shares vesting upon the completion of one year of service and the balance vesting upon the completion of each of the next 36 months of service.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table sets forth for each of the named executive officers the number of options exercised during the fiscal year ended December 31, 1998 and the number and value of securities underlying unexercised options that are held by the named executive officers as of December 31, 1998. No options were exercised by the named executive officers in fiscal year 1998. No stock appreciation rights were exercised by the named executive officers in fiscal year 1998, and no stock appreciation rights were outstanding at the end of that year.

                                                                                   VALUE OF
                                                     NUMBER OF                    UNEXERCISED
                                               SECURITIES UNDERLYING             IN-THE-MONEY
                                              UNEXERCISED OPTIONS AT              OPTIONS AT
                                               FISCAL YEAR END(#)(1)         FISCAL YEAR END($)(2)
                                            ---------------------------   ---------------------------
                   NAME                     EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                   ----                     -----------   -------------   -----------   -------------
A. Nathaniel Goldhaber....................         --           --               --           --
John D. Steuart...........................     50,000           --                0           --
Gary Fitts................................    350,000           --           49,000           --

-------------------------
(1) The options are immediately exercisable for all of the option shares, but any shares purchased under those options will be subject to repurchase by Cybergold, at the original exercise price paid per share, if the optionee ceases service with Cybergold before vesting in such shares.

(2) Based on the fair market value of our common stock as determined by our board of directors at the end of 1998 of $0.15 per share, less the exercise price payable or paid for such shares. The fair market value of our common stock at the end of 1998 was estimated by the board of directors on the basis of the purchase price paid by investors for shares of our preferred stock (taking into account the liquidation preferences and other rights, privileges and preferences associated with the preferred stock) and an evaluation by the board of our revenues, operating history and prospects. The initial public offering price is higher than the estimated fair market value at fiscal year-end, and the value of unexercised options would be higher than the numbers shown in the table if the value were calculated by subtracting the exercise price from the initial public offering price.

STOCK PLANS

1999 OMNIBUS EQUITY INCENTIVE PLAN

     Share Reserve. Our board of directors adopted our 1999 Omnibus Equity Incentive Plan on May 18, 1999. Our stockholders will also approve this plan. We have reserved 1,500,000 shares of our common stock for issuance under the 1999 Omnibus Equity Incentive Plan. Any shares not yet issued under our 1996 Stock Option Plan as of the date of this offering will also be available for grant under the 1999 Omnibus Equity Incentive Plan. On January 1 of each year, starting with the year 2000, the number of shares in the reserve will automatically increase by 5% of the total number of shares of common stock that are outstanding at that time or, if less, by 1,500,000 shares. In general, if options or shares awarded under the 1999 Omnibus Equity Incentive Plan or 1996 Stock Option Plan are forfeited, then those options or shares will again become available for awards under the 1999 Omnibus Equity Incentive Plan. We have not yet granted any options under the 1999 Omnibus Equity Incentive Plan.

     Administration. The compensation committee of our board of directors administers the 1999 Omnibus Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to the interpretation and operation of our 1999 Omnibus Equity Incentive Plan. The committee has the discretion to determine who will receive an award, what type of award it will be, how many shares will be covered by the award, what the vesting requirements will be (if any), and what the other features and conditions of each award will be. The compensation committee may also reprice outstanding options and modify outstanding awards in other ways.

     Eligibility. The following groups of individuals are eligible to participate in the 1999 Omnibus Equity Incentive Plan:

     - Employees,

     - Members of our board of directors who are not employees, and

     - Consultants.

     Types of Award. The 1999 Omnibus Equity Incentive Plan provides for the following types of award:

     - Incentive stock options to purchase shares of our common stock,

     - Nonstatutory stock options to purchase shares of our common stock,

     - Restricted shares of our common stock,

     - Stock appreciation rights, and

     - Stock units.

     Options. An optionee who exercises an incentive stock option may qualify for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986. On the other hand, nonstatutory stock options do not qualify for such favorable tax treatment. The exercise price for incentive stock options granted under the 1999 Omnibus Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. In the case of nonstatutory stock options, the minimum exercise price is 85% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

     - Cash,

     - Shares of common stock that the optionee already owns,

     - A full-recourse promissory note, except that the par value of newly issued shares must be paid in cash,

     - An immediate sale of the option shares through a broker designated by us, or

     - A loan from a broker designated by us, secured by the option shares.

     Options vest at the time or times determined by the compensation committee. In most cases, our options vest over the four-year period following the date of grant. Options generally expire 10 years after they are granted, except that they generally expire earlier if the optionee's service terminates earlier. The 1999 Omnibus Equity Incentive Plan provides that no participant may receive options covering more than 500,000 shares in the same year, except that a newly hired employee may receive options covering up to 1,500,000 shares in the first year of employment.

     Restricted Shares. Restricted shares may be awarded under the 1999 Omnibus Equity Incentive Plan in return for:

     - Cash,

     - A full-recourse promissory note, except that the par value of newly issued shares must be paid in cash,

     - Services already provided to us, and

     - In the case of treasury shares only, services to be provided to us in the future.

Automatic Option Grants

     Initial Grants. Only the non-employee members of our board of directors will be eligible for option grants under the automatic option grant program. Each non-employee director who first joins our board after the effective date of this offering will receive an initial option for 15,000 shares. That grant will occur when the director takes office. The initial options vest in full on the first year anniversary of the date of grant.

     Annual Grants. At the time of each of our annual stockholders' meetings, beginning in 2000, each non-employee director who will continue to be a director after that meeting will automatically be granted an annual option for 7,500 shares of our common stock. However, a new non-employee director who is receiving the 15,000-share initial option will not receive the 7,500-share annual option in the same calendar year. The annual options vest in full on the first year anniversary of the date of grant.

     The exercise price of each non-employee director's option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate sale of the option shares through a broker designated by us. The non-employee directors' options have a 10-year term, except that they expire one year after a director leaves the board (if earlier). If a change in control of Cybergold occurs, a non-employee director's option will become fully vested unless the accounting rules applicable to a pooling of interests preclude acceleration. Vesting also accelerates if the optionee retires after age 65, dies or is disabled.

     Stock Appreciation Rights. We may award stock appreciation rights under the 1999 Omnibus Equity Incentive Plan. Each agreement evidencing stock appreciation rights will inform the holder when such rights may be exercised. Stock appreciation rights may be exercised for shares of common stock, cash or a combination of cash and shares. No participant may receive stock appreciation rights for more than 500,000 shares in the same year, except that a newly hired employee may receive stock appreciation rights for up to 1,000,000 shares.

     Stock Units. We may award stock units under the 1999 Omnibus Equity Incentive Plan. The stock units may be subject to vesting. Stock units may be settled for shares of common stock, cash or a combination of cash and shares.

     Buy Outs. In our sole discretion, we may offer to buy out for cash an option or authorize an optionee to cash out an option that was previously granted.

     Deferral of Awards. We may permit a participant to have cash that would be paid to the participant for exercise of a stock appreciation right or settlement of a stock unit credited to a deferred compensation account. We may also permit shares that would be delivered for exercise of an option or stock appreciation right converted into an equal number of stock units or converted into amounts that would be credited to a deferred compensation account.

     Change in Control. If a change in control of Cybergold occurs, an option or other award under the 1999 Omnibus Equity Incentive Plan will become fully vested if the option or other award is not assumed by the surviving corporation or its parent or if the surviving corporation or its parent does not substitute another award on substantially the same terms. A change in control includes:

     - A merger of Cybergold after which our own stockholders own 50% or less of the surviving corporation or its parent company,

     - A sale of all or substantially all of our assets,

     - A proxy contest that results in the replacement of more than one-third of our directors over a 24-month period, or

     - An acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to Cybergold (such as a holding company owned by our stockholders).

     Amendments or Termination. Our board may amend or terminate the 1999 Omnibus Equity Incentive Plan at any time. If our board amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable law requires it. The 1999 Omnibus Equity Incentive Plan will continue in effect indefinitely, unless the board decides to terminate the plan earlier.

1999 EMPLOYEE STOCK PURCHASE PLAN

     Share Reserve and Administration. Our board of directors adopted our 1999 Employee Stock Purchase Plan on May 18, 1999. Our stockholders will also approve this plan. Our 1999 Employee Stock Purchase Plan is intended to qualify under
Section 423 of the Internal Revenue Code. We have reserved 300,000 shares of our common stock for issuance under the plan. On January 1 of each year, starting with the year 2000, the number of shares in the reserve will be automatically increased by 500,000 shares. Our compensation committee of our board of directors administers the plan.

     Eligibility. All of our employees are eligible to participate if they are employed by us for more than 20 hours per week and for more than five months per year. Eligible employees may begin participating in the 1999 Employee Stock Purchase Plan at the start of any offering period. Each offering period lasts 24 months. Overlapping offering periods start on February 1 and August 1 of each year. However, the first offering period will start on the effective date of this offering and end on July 31, 2001.

     Amount of Contributions. Our 1999 Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 15% of the employee's cash compensation. Purchases of our common stock will occur on January 31 and July 31 of each year. Each participant may purchase up to 750 shares on any purchase date (1,500 shares per year). But the value of the shares purchased in any calendar year (measured as of the beginning of the applicable offering period) may not exceed $25,000.

     Purchase Price. The price of each share of common stock purchased under our 1999 Employee Stock Purchase Plan will be 85% of the lower of:

     - The fair market value per share of common stock on the date immediately before the first day of the applicable offering period, or

     - The fair market value per share of common stock on the purchase date.

     In the case of the first offering period, the price per share under the plan will be 85% of the lower of:

     - The price per share to the public in this offering, or

     - The fair market value per share of common stock on the purchase date.

     Other Provisions. Employees may end their participation in the 1999 Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with Cybergold. If a change in control of Cybergold occurs, our 1999 Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless the plan is assumed by the surviving corporation or its parent. Our board of directors may amend or terminate the 1999 Employee Stock Purchase Plan at any time. Our Chief Executive Officer may also amend the plan in certain respects. If our board increases the number of shares of common stock reserved for issuance under the plan (except for the automatic increases described above), it must seek the approval of our stockholders.

CHANGE OF CONTROL ARRANGEMENTS

     All options and other awards granted under our 1996 Stock Option Plan and our 1999 Omnibus Equity Incentive Plan, including options granted to our named executive officers, will become fully vested if a change in control of Cybergold occurs, unless the options or awards are assumed by the surviving corporation or its parent or if the surviving corporation or its parent substitutes comparable options or awards for options or awards granted under our plans.

                              CERTAIN TRANSACTIONS

     Since January 1, 1996, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we or any of our subsidiaries was or is to be a party in which the amount involved exceeded or will exceed $60,000 and in which any of our directors, executive officers, holder of more than 5% of our Common Stock or any member of the immediate family of such persons had or will have a direct or indirect material interest other than (i) compensation agreements and other arrangements, which are described where required in "Management," and (ii) the transactions described below.

     In September 1996, we were a party to two agreements by which Mr. Goldhaber sold 100,000 shares of common stock to each of Regis McKenna and Jay Chiat, two of our directors, at a per share purchase price of $0.01, for an aggregate purchase price of $2,000.

     In May 1996 and January 1998, we entered into consulting agreements with Peter Sealey, one of our directors. Under the May 1996 agreement, we made commitments to issue Dr. Sealey 10,000 shares of common stock and grant him an option to purchase an additional 15,000 shares of common stock. Under the January 1998 agreement, we paid Dr. Sealey $15,000 and made a commitment to grant him an option to purchase 10,000 shares of common stock.

     In May 1999, we entered into an agreement with Steven Farber, one of our executive officers, under which we agreed to grant Mr. Farber an option to purchase 300,000 shares of common stock at an exercise price of $2.60 per share, such option vesting upon the achievement of certain performance criteria or if such milestones are not achieved, such option will vest in full five years from the date of grant. 50,000 of these shares accelerate on the closing of this offering.

     We have issued, in private placement transactions, shares of our Preferred Stock as follows: an aggregate of 3,000,000 shares of Series A Preferred Stock in July and September of 1996 at a purchase price of $1.00 per share; 2,092,471 shares of Series B Preferred Stock in June 1997 at a purchase price of $2.00 per share; 6,283,792 shares of Series C Preferred Stock in May and August of 1998 at a purchase price of $0.91 per share; and in May 1999, 3,076,923 shares of Series D Preferred Stock at a purchase price of $2.60 per share, and warrants to purchase an aggregate of 576,925 shares of Series D Preferred Stock at an exercise price of $3.00 per share. Each share of Preferred Stock is convertible into one share of Common Stock, and all such shares of Preferred Stock shall be converted into shares of Common Stock upon the closing of this offering.

     The following table summarizes the shares of Preferred Stock purchased by our named executive officers, directors and 5% stockholders, and entities associated with them, in private placement transactions.

                                   SERIES A          SERIES B          SERIES C            SERIES D
         INVESTOR(1)            PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK(4)
         -----------            ---------------   ---------------   ---------------   ------------------
A. Nathaniel Goldhaber........     1,270,000          488,662                 --           100,000
John D. Steuart...............        25,000            6,441             10,989            11,229
Jay Chiat.....................       180,000           66,337            100,000            50,001
Regis P. McKenna..............        50,000           25,252             54,945            28,626
Peter S. Sealey...............            --            5,000              8,242             2,912
Alafi Capital Company.........       975,000          556,827                 --           405,412
Alta California Partners,
  L.P.(2).....................            --               --          3,296,703           872,498
Vantage Point Venture
  Partners, 1996(3)...........            --               --          2,472,528           872,498

-------------------------
(1) Shares held by affiliated persons and entities have been aggregated. See "Principal Stockholders."

(2) Includes shares held by Alta Embarcadero Partners, LLC. Garrett P. Gruener, one of our directors, is a general partner of the general partner of Alta California Partners, L.P. and a member of Alta Embarcadero Partners, LLC.

(3) Alan Salzman, one of our directors, is a managing partner of Vantage Point Venture Partners, 1996.

(4) Includes warrants to purchase Series D Preferred Stock.

     We believe that the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth the beneficial ownership of our common stock as of May 18, 1999 and as adjusted to reflect the sale of the common stock offered hereby for: (1) each person who is known by us to beneficially own more than 5% of our common stock; (2) the chief executive officer and each of our named executive officers, (3) each of our directors; and (4) all of our directors and executive officers as a group. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.

                                                                             PERCENTAGE OF SHARES
                                                                              BENEFICIALLY OWNED
                                                     NUMBER OF SHARES   -------------------------------
            NAME OF BENEFICIAL OWNER(1)                BENEFICIALLY         BEFORE           AFTER
         EXECUTIVE OFFICERS AND DIRECTORS                 OWNED         OFFERING(1)(2)   OFFERING(1)(2)
         --------------------------------            ----------------   --------------   --------------
A. Nathaniel Goldhaber(3)..........................      7,258,662           34.28%
Entities affiliated with Alta California Partners,
  L.P.(4)..........................................      4,169,201           19.69%
VantagePoint Venture Partners, 1996(5).............      3,345,026           15.80%
Alafi Capital Company(6)...........................      1,937,239            9.15%
Gary Fitts(7)......................................        350,000            1.63%
John D. Steuart(8).................................        478,659            2.23%
Christopher D. Alafi, Ph.D.(6).....................      1,937,239            9.15%
Jay Chiat(9).......................................        566,338            2.67%
Garrett P. Gruener(4)..............................      4,169,201           19.69%
Regis P. McKenna(10)...............................        328,823            1.55%
Alan Salzman(5)....................................      3,345,026           15.80%
Peter S. Sealey, Ph.D.(11).........................        116,154               *
All directors and officers as a group (14 persons)
  (12).............................................     19,546,702           85.21%

-------------------------
  *  Represents beneficial ownership of less than 1%.

 (1) Percentage ownership is based on 21,173,629 shares outstanding as of May 18, 1999, including 14,453,186 shares of common stock issuable upon conversion of all outstanding preferred stock at the closing of this offering and the assumed exercise on a cash basis of 576,925 shares of preferred stock issuable upon exercise of outstanding warrants that terminate upon the closing of this offering. Shares of common stock subject to options currently exercisable or exercisable within 60 days of May 18, 1999 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except pursuant to the community property laws or as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder. Unless otherwise indicated, the address of each of the individuals listed in the table is c/o Cybergold, Inc., 2921 Adeline Street, Berkeley, CA 94703.

 (2) Assumes the underwriters' option to purchase additional shares is not exercised.

 (3) Includes 23,077 shares of common stock issuable upon exercise of a warrant, and 840,000 shares of common stock which Mr. Goldhaber has made commitments to transfer to a family trust.

 (4) Includes 4,076,079 shares beneficially owned by Alta California Partners, L.P., and 93,122 shares beneficially owned by Alta Embarcadero Partners LLC. Of these shares, a total of 201,346 are issuable upon exercise of warrants. Garrett P. Gruener, one of our directors, is a general partner of the general partner Alta California Partners, L.P. and a member of Alta Embarcadero Partners LLC. The address of Alta California Partners, L.P. and Alta Embarcadero Partners LLC is One Embarcadero Center, Suite 4050, San Francisco, CA 94111. Mr. Gruener disclaims beneficial ownership of the shares held by Alta California Partners, L.P. and Alta Embarcadero Partners LLC, except to the extent of his pecuniary interest therein.

 (5) Includes 201,346 shares of common stock issuable upon exercise of a warrant. Alan Salzman, one of our directors, is a managing partner of Vantage Point Venture Partners, 1996. The address of Vantage Point Venture Partners, 1996 is 1001 Bayhill Drive, Suite 100, San Bruno, CA 94066. Mr. Salzman disclaims beneficial ownership of the shares held by Vantage Point Venture Partners, 1996, except to the extent of his pecuniary interest therein.

 (6) Includes 93,557 shares of common stock issuable upon exercise of a warrant. Christopher Alafi, one of our directors, is a general partner of Alafi Capital Company. The address of Alafi Capital Company is 9 Commodore Drive, Suite 405, Emeryville, CA 94608. Dr. Alafi disclaims beneficial ownership of the shares held by Alafi Capital Company, except to the extent of his pecuniary interest therein.

 (7) Includes 350,000 shares of common stock issuable upon exercise of immediately exercisable options, none of which are subject to our right of repurchase.

 (8) Includes 250,000 shares of common stock issuable upon exercise of
     immediately exercisable options,                shares of which are subject
     to our right of repurchase, and 2,591 shares of common stock issuable upon exercise of a warrant.

 (9) Includes 11,539 shares of common stock issuable upon exercise of a warrant.

(10) Includes 70,000 shares of common stock issuable upon exercise of immediately exercisable options, none of which are subject to our right of repurchase, and 6,606 shares of common stock issuable upon exercise of a warrant.

(11) Includes 100,000 shares of common stock issuable upon exercise of immediately exercisable options, 11,354 shares of which are subject to our right of repurchase, and 672 shares of common stock issuable upon exercise of a warrant.

(12) Includes 1,665,000 shares of common stock issuable upon exercise of
     immediately exercisable options,           shares of which are subject to
     our right of repurchase, and 540,734 shares of common stock issuable upon exercise of warrants.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon consummation of this offering, our authorized capital stock will consist of 75,000,000 shares of common stock, $0.0001 par value, and 5,000,000 shares of preferred stock, $0.0001 par value. The following summary of certain provisions of the common stock and the preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws and by the provisions of applicable law.

COMMON STOCK

     As of May 18, 1999, there were 20,596,704 shares of common stock outstanding that were held of record by approximately 60 stockholders. There
will be                      shares of Common Stock outstanding (assuming no
exercise of the underwriters' over-allotment option and assuming no exercise after March 31, 1999, of outstanding options) after giving effect to the sale of the shares of common stock to the public offered hereby and the conversion of our preferred stock into common stock at a one-to-one ratio.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of Cybergold, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     Our certificate of incorporation authorizes 5,000,000 shares of preferred stock. The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Cybergold without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

WARRANTS

     As of May 18, 1999,we had outstanding exercisable warrants to purchase an aggregate of 250,000 shares of common stock at $0.15 per share; 22,500 shares of Series B preferred stock at $2.00 per share; and 576,925 shares of Series D preferred stock at $3.00 per share. All unexercised warrants to purchase Series D preferred stock will be automatically exercised (pursuant to net exercise provisions to the extent unexercised) upon the closing of this offering. The warrants to purchase common stock and Series B preferred stock, which remain outstanding after this offering, will expire between July 28, 2000 and January 30, 2008.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

CERTIFICATE OF INCORPORATION AND BYLAWS

     The certificate of incorporation provides that, effective upon the closing of this offering, all stockholder actions must be effected at a duly called meeting and not by a consent in writing. In addition, we have a classified board of directors such that approximately one-third of the members of the board of directors are elected at each annual meeting of our stockholders. Our bylaws provide that our stockholders may call a special meeting of stockholders only upon a written request of stockholders owning at least 50% of our capital stock. These provisions of the certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of Cybergold. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of Cybergold. These provisions are designed to reduce the vulnerability of Cybergold to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management. See "Risk Factors -- Antitakeover provisions in our charter documents and Delaware law could prevent or delay a change in control of our company."

DELAWARE TAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

     - prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

     - subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

REGISTRATION RIGHTS

     After this offering, the holders of 15,302,611 shares of common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of our agreement with the holders of such registrable securities, if we proposed to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to receive notice of such registration and are entitled to include shares of such common stock therein. Additionally, holders of 15,280,111 shares of common stock are entitled to certain demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect such registration. Further, the holders of such demand rights may require us to file additional registration statements on Form S-1 or Form S-3. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within six months following an offering of our securities, including the offering made hereby.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is                .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of this offering, we will have                shares of
common stock outstanding, assuming the issuance of                shares of
common stock offered hereby and no exercise of options after March 31, 1999. Of
these shares, the                shares sold in the offering will be freely
tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES

     The remaining 21,173,629 shares of common stock are deemed restricted shares under Rule 144. The number of shares of common stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of SG Cowen Securities Corporation. On the date of this prospectus, no shares other than the shares offered hereby will be eligible for sale. Beginning 180 days after the date of this prospectus, or earlier with the consent of SG Cowen Securities Corporation, 17,519,781 restricted shares will become available for sale in the public market subject to certain limitations of Rule 144 of the Securities Act.

     In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this offering, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, including a person who may be deemed an affiliate, is entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of 1% of the then-outstanding shares of our common stock
(approximately                shares after giving effect to this offering) and
the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about us. A person who is not our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell such shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act. However, the transfer agent may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 of the Securities Act prior to effecting a transfer of such shares.

     Prior to this offering, there has been no public market for our common stock and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional common stock will have on the market price of our common stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of our equity securities.

OPTIONS

     As of March 31, 1999, there were a total of 1,958,364 shares of common stock subject to outstanding options under our 1996 Stock Option Plan, of which
               were vested, and           shares of common stock subject to
outstanding options issued outside our 1996 Stock Option Plan, all of which were vested. However, all of these shares are subject to lock-up agreements.

     Rule 701 under the Securities Act provides that shares of common stock acquired on the exercise of outstanding options may be resold by persons other than our affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning 90 days after the date of this prospectus, subject to all provisions of Rule 144 except its one-year minimum holding period.

     Immediately after the completion of the offering, Cybergold intends to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under the 1996 Stock Option Plan, our 1999 Omnibus Equity Incentive Plan and our 1999 Employee Stock Purchase Plan, as well as the shares of common stock subject to options issued outside the 1996 Stock Option Plan. On the date 180 days after the
effective date of the offering, a total of      shares of common stock subject
to outstanding options will be vested. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to the 1996 Stock Option Plan, 1999 Omnibus Equity Incentive Plan, 1999 Employee Stock Purchase Plan and outside the 1996 Stock Option Plan generally would be available for resale in the public market.

LOCK-UP AGREEMENTS

     The officers, directors and stockholders of Cybergold have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of the offering. SG Cowen Securities Corporation, however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement dated
             , 1999, the underwriters named below, through their representatives SG Cowen Securities Corporation, CIBC World Markets Corp. and Volpe Brown Whelan & Company, LLC, have severally agreed to purchase from us the number of shares of common stock set forth opposite their names at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
SG Cowen Securities Corporation.............................
CIBC World Markets Corp.....................................
Volpe Brown Whelan & Company, LLC...........................
                                                              --------
          Total.............................................
                                                              ========

     The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets and may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the common stock being offered by Cybergold if any of such shares are purchased (other than those covered by the over-allotment option described below).

     The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the common stock to certain dealers at that price less a
concession not in excess of $     per share. Dealers may reallow a concession
not in excess of $     per share to certain other dealers. After the shares of
the common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

     We have granted to the underwriters an option, exercisable for up to 30 days after the date of this prospectus, to purchase up to additional shares of common stock at the public offering price set forth on the cover of this prospectus to cover over-allotments, if any. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of common stock to be purchased by each of them, as shown in the foregoing table, bears to the common stock offered hereby.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

     Cybergold, our directors and officers and existing stockholders who hold an
aggregate of                shares, together with the holders of options to
purchase                shares of common stock and holders of warrants to
purchase                shares of common stock, have agreed that for a period
180 days following the date of this prospectus, without the prior written consent of SG Cowen Securities Corporation, they will not: (1) directly or indirectly, offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, other than by operation of law, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (including, without limitation, common stock which may be deemed to be beneficially owned in accordance with the rules and regulations promulgated under the Securities Act); or (2) request or demand registration pursuant to the Securities Act of any shares of common stock owned by them; provided, however, that this restriction shall not apply to any rights they may have to be included in any Company initiated registration of its securities.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     The underwriters have advised us that they do not intend to confirm sales in excess of 5% of the common stock offered hereby to any account over which they exercise discretionary authority.

     Prior to this offering, there has been no public market of the common stock. Consequently, the initial public offering price will be determined by negotiations between us and the underwriters. Among the factors considered in these negotiations will be prevailing market conditions, the market capitalizations and the stages of development of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development and other factors deemed relevant.

     We estimate that our out of pocket expenses for this offering will be
approximately $          .

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, San Francisco, California.

                                    EXPERTS

     The financial statements included in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     We filed with the Securities and Exchange Commission, or SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules filed therewith. For further information with respect to Cybergold and the common stock offered hereby, reference is made to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from such offices upon payment of the fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the SEC referred to above.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Balance Sheet as of December 31, 1997, 1998 and March 31,
  1999......................................................  F-3
Statements of Operations for the three years in the period
  ended December 31, 1998 and the three month periods ended
  March 31, 1998 and 1999...................................  F-4
Statements of Stockholders Equity (Deficit) for the three
  years in the period ended December 31, 1998 and the three
  month periods ended March 31, 1998 and 1999...............  F-5
Statements of Cash Flows for the three years in the period
  ended December 31, 1998 and the three month periods ended
  March 31, 1998 and 1999...................................  F-6
Notes to Financial Statements...............................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
CyberGold, Inc.:

     We have audited the accompanying balance sheets of CyberGold, Inc. (a California corporation) as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CyberGold, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

San Francisco, California,
May 18, 1999

                                CYBERGOLD, INC.

                                 BALANCE SHEETS

                                                            DECEMBER 31,                  MARCH 31, 1999
                                                     --------------------------    ----------------------------
                                                        1997           1998           ACTUAL        PRO FORMA
                                                     ----------    ------------    ------------    ------------
                                                                                           (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents........................  $1,239,510    $  3,175,008    $  2,280,033
  Accounts receivable, less allowance for doubtful
    accounts of $50,000, $30,000 and $30,000,
    respectively...................................     161,165         390,701         112,650
  Prepaid expenses and other current assets........          --          26,347          10,600
                                                     ----------    ------------    ------------
         Total current assets......................   1,400,675       3,592,056       2,403,283
PROPERTY AND EQUIPMENT, net........................     371,619         407,066         414,583
DEPOSITS AND OTHER ASSETS..........................      50,364          41,150          74,809
                                                     ----------    ------------    ------------
         Total assets..............................  $1,822,658    $  4,040,272    $  2,892,675
                                                     ==========    ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIT)
CURRENT LIABILITIES:
  Accounts payable.................................  $  142,070    $    257,267    $    122,437
  Current maturities of long term obligations......      81,791         136,639         154,404
  Member payable...................................     382,203         800,255         912,159
  Membership acquisition payable...................      69,775         175,653         287,469
  Accrued liabilities..............................      88,493         167,294         213,687
  Deferred revenue.................................      43,134         175,543         217,914
                                                     ----------    ------------    ------------
         Total current liabilities.................     807,466       1,712,651       1,908,070
LONG TERM OBLIGATIONS, net of current maturities...     272,152         225,550         291,425
                                                     ----------    ------------    ------------
         Total liabilities.........................   1,079,618       1,938,201       2,199,495
                                                     ----------    ------------    ------------
COMMITMENTS AND CONTINGENCIES
CONVERTIBLE REDEEMABLE PREFERRED STOCK, $.0001 par
  value: 8,000,029 shares authorized; 6,283,792
  issued and outstanding at December 31, 1998, and
  March 31, 1999 (preference in liquidation of
  $5,718,251)......................................          --       6,378,679       6,671,480              --
                                                     ----------    ------------    ------------
STOCKHOLDERS' EQUITY (DEFICIT):
  Series A convertible preferred stock, $.0001 par
    value:
    Authorized shares -- 3,185,000
    Issued and outstanding shares -- 3,000,000,
       3,000,000, 3,000,000 and 0 respectively.....         300             300             300              --
    Preference in liquidation -- $3,000,000
  Series B convertible preferred stock, $.0001 par
    value:
    Authorized shares -- 2,144,971
    Issued and outstanding shares -- 2,067,471,
       2,092,471, 2,092,471, and 0 respectively....         207             209             209              --
    Preference in liquidation -- $4,134,939,
       4,184,942 and $4,184,942
  Common stock, $.0001 par value:
    Authorized shares -- 21,670,000
    Issued and outstanding shares -- 6,018,063,
       6,072,267, 6,109,017, and 17,485,280
       respectively................................         602             607             611           1,748
Additional paid-in capital.........................   7,210,077       8,914,716       8,916,025      15,586,877
Deferred compensation..............................          --      (1,459,423)     (1,143,674)     (1,143,674)
Retained (deficit).................................  (6,468,146)    (11,733,017)    (13,751,771)    (13,751,771)
                                                     ----------    ------------    ------------    ------------
         Total stockholders' equity (deficit)......     743,040      (4,276,608)     (5,978,300)        693,180
                                                     ----------    ------------    ------------    ------------
         Total liabilities and stockholders' equity
           (deficit)...............................  $1,822,658    $  4,040,272    $  2,892,675    $  2,892,675
                                                     ==========    ============    ============    ============

The accompanying notes are an integral part of these statements.

                                CYBERGOLD, INC.

                            STATEMENTS OF OPERATIONS

                                                                                      QUARTER ENDED
                                              YEAR ENDED DECEMBER 31,           -------------------------
                                      ---------------------------------------    MARCH 31,     MARCH 31,
                                         1996          1997          1998          1998          1999
                                      -----------   -----------   -----------   -----------   -----------
                                                                                       (UNAUDITED)
REVENUES:
  Transaction.......................  $     1,000   $   457,074   $   628,350   $   107,408   $   332,558
  Custom marketing services and
     other..........................           --        74,342       376,583            --       170,178
                                      -----------   -----------   -----------   -----------   -----------
          Total revenues............        1,000       531,416     1,004,933       107,408       502,736
COST OF REVENUES....................          671       293,171       466,118        35,282       244,417
                                      -----------   -----------   -----------   -----------   -----------
          Gross margin..............          329       238,245       538,815        72,126       258,319
                                      -----------   -----------   -----------   -----------   -----------
OPERATING EXPENSES:
  Product development...............    1,093,433     1,190,047     1,700,421       375,273       484,249
  Sales and marketing...............      840,586     2,162,413     2,694,601       792,196       967,189
  General and administrative........      645,298       614,816       641,837       119,837       227,671
  Amortization of deferred
     compensation...................           --            --       184,778            --       315,749
                                      -----------   -----------   -----------   -----------   -----------
       Total operating expenses.....    2,579,317     3,967,276     5,221,637     1,287,306     1,994,858
                                      -----------   -----------   -----------   -----------   -----------
       Loss from operations.........   (2,578,988)   (3,729,031)   (4,682,822)   (1,215,180)   (1,736,539)
INTEREST INCOME (EXPENSE), net......       10,198       (15,292)       78,381        (4,913)       10,586
                                      -----------   -----------   -----------   -----------   -----------
          Net loss..................   (2,568,790)   (3,744,323)   (4,604,441)   (1,220,093)   (1,725,953)
DIVIDEND ATTRIBUTABLE TO PREFERRED
  STOCKHOLDERS......................           --            --      (660,430)           --      (292,801)
                                      -----------   -----------   -----------   -----------   -----------
NET LOSS ATTRIBUTABLE TO COMMON
  STOCKHOLDERS......................  $(2,568,790)  $(3,744,323)  $(5,264,871)  $(1,220,093)  $(2,018,754)
                                      ===========   ===========   ===========   ===========   ===========
NET LOSS PER COMMON SHARE, Basic and
  diluted...........................  $     (0.46)  $     (0.63)  $     (0.87)  $     (0.20)  $     (0.33)
                                      ===========   ===========   ===========   ===========   ===========
  Pro forma basic and diluted.......                              $     (0.31)                $     (0.10)
                                                                  ===========                 ===========
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING, Basic and diluted....    5,618,411     5,969,233     6,030,590     6,019,514     6,079,042
                                      ===========   ===========   ===========   ===========   ===========
  Pro forma basic and diluted.......                               14,914,618                  17,395,777
                                                                  ===========                 ===========

The accompanying notes are an integral part of these statements.

                                CYBERGOLD, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                 PREFERRED STOCK
                                    -----------------------------------------
                                         SERIES A              SERIES B            COMMON STOCK       ADDITIONAL
                                    -------------------   -------------------   -------------------     PAID IN       DEFERRED
                                      SHARES     AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT     CAPITAL     COMPENSATION
                                    ----------   ------   ----------   ------   ----------   ------   -----------   ------------
BALANCE, DECEMBER 31, 1995........          --   $  --            --   $  --     5,600,000   $ 560    $    63,465   $        --
 Issuance of Series A preferred
   stock..........................   3,000,000     300            --      --            --      --      2,999,700            --
 Exercise of common stock
   options........................          --      --            --      --        70,000       7            693            --
 Net loss.........................          --      --            --      --            --      --             --            --
                                    ----------   -----    ----------   -----    ----------   ------   -----------   -----------
BALANCE, DECEMBER 31, 1996........   3,000,000     300            --      --     5,670,000     567      3,063,858            --
 Issuance of Series B preferred
   stock..........................          --      --     2,067,471     207            --      --      4,134,732            --
 Exercise of common stock
   options........................          --      --            --      --       405,563      41         15,644            --
 Repurchase of stock options......          --      --            --      --       (57,500)     (6)        (4,157)           --
 Net loss.........................          --      --            --      --            --      --             --            --
                                    ----------   -----    ----------   -----    ----------   ------   -----------   -----------
BALANCE, DECEMBER 31, 1997........   3,000,000     300     2,067,471     207     6,018,063     602      7,210,077            --
 Issuance of Series B preferred
   stock..........................          --      --        25,000       2            --      --         49,998            --
 Accretion of Series C redemption
   premium........................          --      --            --      --            --      --             --            --
 Exercise of common stock
   options........................          --      --            --      --        92,641       9         10,820            --
 Repurchase of stock options......          --      --            --      --       (38,437)     (4)          (380)           --
 Deferred compensation............          --      --            --      --            --      --      1,644,201    (1,644,201)
 Amortization of deferred
   compensation...................          --      --            --      --            --      --             --       184,778
 Net loss.........................          --      --            --      --            --      --             --            --
                                    ----------   -----    ----------   -----    ----------   ------   -----------   -----------
BALANCE, DECEMBER 31, 1998........   3,000,000     300     2,092,471     209     6,072,267     607      8,914,716    (1,459,423)
 Accretion of Series C
   redemption.....................          --      --            --      --            --      --             --            --
 Exercise of common stock
   options........................          --      --            --      --        36,750       4          1,309            --
 Amortization of deferred
   compensation...................          --      --            --      --            --      --             --       315,749
 Net loss.........................          --      --            --      --            --      --             --            --
                                    ----------   -----    ----------   -----    ----------   ------   -----------   -----------
BALANCE, MARCH 31, 1999
 (unaudited)......................   3,000,000   $ 300     2,092,471   $ 209     6,109,017   $ 611    $ 8,916,025   $(1,143,674)
 Conversion of Series A
   preferred......................  (3,000,000)   (300)           --      --     3,000,000     300             --            --
 Conversion of Series B
   preferred......................          --      --    (2,092,471)   (209)    2,092,471     209             --            --
 Conversion of Series C
   preferred......................          --      --            --      --     6,283,792     628      6,670,852            --
                                    ----------   -----    ----------   -----    ----------   ------   -----------   -----------
PRO FORMA BALANCE, MARCH 31, 1999
 (unaudited)......................          --   $  --            --   $  --    17,485,280   $1,748   $15,586,877   $(1,143,674)
                                    ==========   =====    ==========   =====    ==========   ======   ===========   ===========


                                      RETAINED
                                      DEFICIT         TOTAL
                                    ------------   -----------
BALANCE, DECEMBER 31, 1995........  $   (155,033)  $   (91,008)
 Issuance of Series A preferred
   stock..........................            --     3,000,000
 Exercise of common stock
   options........................            --           700
 Net loss.........................    (2,568,790)   (2,568,790)
                                    ------------   -----------
BALANCE, DECEMBER 31, 1996........    (2,723,823)      340,902
 Issuance of Series B preferred
   stock..........................            --     4,134,939
 Exercise of common stock
   options........................            --        15,685
 Repurchase of stock options......            --        (4,163)
 Net loss.........................    (3,744,323)   (3,744,323)
                                    ------------   -----------
BALANCE, DECEMBER 31, 1997........    (6,468,146)      743,040
 Issuance of Series B preferred
   stock..........................            --        50,000
 Accretion of Series C redemption
   premium........................      (660,430)     (660,430)
 Exercise of common stock
   options........................            --        10,829
 Repurchase of stock options......            --          (384)
 Deferred compensation............            --            --
 Amortization of deferred
   compensation...................            --       184,778
 Net loss.........................    (4,604,441)   (4,604,441)
                                    ------------   -----------
BALANCE, DECEMBER 31, 1998........   (11,733,017)    4,276,608
 Accretion of Series C
   redemption.....................      (292,801)     (292,801)
 Exercise of common stock
   options........................            --         1,313
 Amortization of deferred
   compensation...................            --       315,749
 Net loss.........................    (1,725,953)   (1,725,953)
                                    ------------   -----------
BALANCE, MARCH 31, 1999
 (unaudited)......................  $(13,751,771)  $(5,978,300)
 Conversion of Series A
   preferred......................            --            --
 Conversion of Series B
   preferred......................            --            --
 Conversion of Series C
   preferred......................            --     6,671,480
                                    ------------   -----------
PRO FORMA BALANCE, MARCH 31, 1999
 (unaudited)......................  $(13,751,771)  $   693,180
                                    ============   ===========

The accompanying notes are an integral part of these statements.

                                CYBERGOLD, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                       QUARTER ENDED
                                               YEAR ENDED DECEMBER 31,           -------------------------
                                       ---------------------------------------    MARCH 31,     MARCH 31,
                                          1996          1997          1998          1998          1999
                                       -----------   -----------   -----------   -----------   -----------
                                                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss...........................  $(2,568,790)  $(3,744,323)  $(4,604,441)  $(1,220,093)  $(1,725,953)
  Adjustments to reconcile net loss
     to net cash used in operating
     activities:
     Depreciation....................      101,050       190,859       269,158        61,075        81,709
     Amortization of deferred
       compensation..................           --            --       184,778            --       315,749
     Changes in assets and
       liabilities:
       Accounts receivable...........           --      (161,165)     (229,536)       63,421       278,051
       Prepaid expenses and other
          current assets.............      (22,375)      (27,989)      (17,133)       (8,507)      (17,912)
       Accounts payable..............      148,310        (6,240)      115,197        71,222      (134,830)
       Members payable...............           --       382,203       418,052       133,989       111,904
       Membership acquisition
          payable....................           --        69,775       217,694         5,225       111,816
       Accrued liabilities...........       38,392        50,101       (33,015)      (39,785)       46,393
       Deferred revenue..............           --        43,134       132,409        13,495        42,371
                                       -----------   -----------   -----------   -----------   -----------
          Net cash used in operating
            activities...............   (2,303,413)   (3,203,645)   (3,546,837)     (919,958)     (890,702)
                                       -----------   -----------   -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and
     equipment.......................     (387,472)      (57,564)     (152,922)      (23,185)      (89,226)
                                       -----------   -----------   -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment of capital lease
     obligations.....................           --      (114,549)     (143,437)      (18,879)      (40,084)
  Proceeds from equipment
     financing.......................           --            --            --            --       123,724
  Proceeds from sale leaseback
     transaction.....................           --       250,000            --            --            --
  Proceeds from loans from
     stockholders....................           --     1,000,000            --            --            --
  Repayments of advances from
     stockholder.....................      (91,008)           --            --            --            --
  Proceeds from issuance of preferred
     stock...........................    3,000,000     3,134,939     5,768,249        99,796            --
  Proceeds from exercise of stock
     options, net of repurchases.....          700        11,522        10,445            --         1,313
                                       -----------   -----------   -----------   -----------   -----------
          Net cash provided by
            financing activities.....    2,909,692     4,281,912     5,635,257        80,917        84,953
                                       -----------   -----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS...................      218,807     1,020,703     1,935,498      (862,226)     (894,975)
CASH AND CASH EQUIVALENTS:
  Balance at beginning of period.....           --       218,807     1,239,510     1,239,510     3,175,008
                                       ===========   ===========   ===========   ===========   ===========
  Balance at end of period...........  $   218,807   $ 1,239,510   $ 3,175,008   $   377,284   $ 2,280,033
                                       ===========   ===========   ===========   ===========   ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest.............  $        --   $    35,800   $    71,086   $    16,261   $    19,536
  Acquisition of property and
     equipment using capital
     leases..........................      120,600        97,892       151,683        61,970            --
  Conversion of stockholder loans
     into preferred stock............           --     1,000,000            --            --            --

The accompanying notes are an integral part of these statements.

                                CYBERGOLD, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF OPERATIONS

     CyberGold, Inc. (the Company) was incorporated in California in 1994. The Company did not have any significant operations prior to 1996.

     The Company is engaged in the business of providing on-line direct marketing and cash based incentive advertising solutions for on-line advertisers and marketers. Additionally, the Company provides custom marketing services which include production and development of marketing programs, delivery of targeted e-mail to CyberGold members, design of customer web sites and third party engineering functions.

     As of December 31, 1998, the Company had a retained deficit of approximately $11.7 million and has continued to incur losses during 1999. During May 1999, the Company issued redeemable convertible preferred stock, as further discussed in Note 4, in the amount of $8 million. Management believes that this financing will be sufficient for it to meet its obligations through at least December 31, 1999.

     The industry in which the Company operates is very specialized and is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies, significant numbers of new entrants, dependence on key individuals, competition from similar products and from larger companies, customer preferences, the need for the continued successful development, marketing and selling of its products and services, the need for financing, and the need for positive cash flows from operations.

INTERIM FINANCIAL STATEMENTS

     The accompanying financial statements as of March 31, 1999 and for the quarters ended March 31, 1998 and 1999 are unaudited, but in the opinion of management, include all adjustments consisting of normal recurring adjustments necessary for a fair presentation of results for the interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted, although the Company believes that the disclosures included are adequate to make the information presented not misleading. Results for the quarter ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

UNAUDITED PRO FORMA PRESENTATION

     The unaudited pro forma balance sheet and statement of stockholders' equity (deficit) as of March 31, 1999 reflects the automatic conversion of all outstanding shares of convertible preferred stock into 11,373,263 shares of common stock which will occur upon the closing of the Company's proposed initial public offering.

SIGNIFICANT CUSTOMERS

     Two customers individually accounted for 22 and 16 percent, respectively, of the Company's total revenue during the year ended December 31, 1998. No individual customer exceeded 10 percent of total revenue during the year ended December 31, 1997.

                                CYBERGOLD, INC.

     At December 31, 1998, one of these customers accounted for 78 percent of accounts receivable. These amounts have been paid subsequent to December 31, 1998.

CASH EQUIVALENTS

     For the statements of cash flows, the Company treats financial instruments as cash equivalents if the original maturity of such instruments is three months or less.

FINANCIAL INSTRUMENTS

     Financial instruments consist of cash equivalents, accounts receivable, accounts payable and debt. The estimated fair value of these financial instruments approximates their carrying value.

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost and for financial reporting purposes, depreciation is computed using the straight-line method over estimated useful lives of three years for all assets. Maintenance and repair expenditures are charged to expense when incurred.

MEMBER ACQUISITION PAYABLE

     Member acquisition payable represents amounts due to advertising partners for new member sign-ups that are originated from a partner web site.

REVENUE RECOGNITION AND COST OF REVENUES

     The Company earns revenue from certain member transactions and from custom marketing and other services. Transaction revenues are earned each time a member either earns or spends incentive rewards within the system and for micropayment transactions. Transaction revenues are recognized as revenue upon completion of the specific action related to the transaction fee.

     Custom marketing services and other revenues include production and development fees received for customization of marketing programs, fees received for delivering targeted e-mail to the Company's members and fees received for other advertising and marketing services. Production and development fees represent HTML design services, graphic services, engineering and database development and related services. Revenue is recognized as these services are performed.

     Prepayments by advertising or marketing clients for transaction fees or custom marketing services are included in deferred revenue on the accompanying balance sheets.

     The cost of revenues associated with our transaction revenues represent cash rewards paid to our members for completing transactions.

     The cost of revenues associated with custom advertising and marketing services and other revenues primarily consist of costs for production and development personnel and independent contractors.

     Any unpaid rewards due to members are recorded in members payable in the accompanying balance sheets.

                                CYBERGOLD, INC.

PRODUCT DEVELOPMENT

     Product development costs include expenses related to the development and enhancement of the Company's product offerings. Product development costs are expensed as incurred.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Actual results could differ from those estimates.

NET LOSS PER SHARE

     Basic net loss per share is calculated by dividing net loss by the weighted average common shares outstanding during the period. Diluted income per share is calculated by dividing the net income by the weighted average common shares outstanding adjusted for all potential common shares, which includes shares issuable upon the exercise of outstanding common stock options, warrants and other contingent issuances of common stock. The Company has losses for all periods presented and, accordingly, such potential common shares are excluded from the computation of diluted net loss per share, as their effect is antidilutive.

     Potentially dilutive securities include the following:

                                                   DECEMBER 31,
                                      ---------------------------------------    MARCH 31,
                                         1996          1997          1998           1999
                                      ----------    ----------    -----------    ----------
Options to purchase common stock....   1,018,063     1,184,500      1,866,602     1,875,957
Warrants to purchase common stock...     250,000       250,000        250,000       250,000
Warrants to purchase preferred
  stock.............................          --       220,000        207,500       207,500
                                      ----------    ----------    -----------    ----------
Series A preferred stock............   3,000,000     3,000,000      3,000,000     3,000,000
Series B preferred stock............          --     2,067,471      2,092,471     2,092,471
Redeemable preferred stock..........          --            --      6,283,792     6,283,792
                                      ==========    ==========    ===========    ==========
          Total.....................   4,268,063     6,721,971     13,700,365    13,709,720
                                      ==========    ==========    ===========    ==========

PRO FORMA NET LOSS PER SHARE (UNAUDITED)

     The calculation of pro forma net loss per share assumes that all series of convertible shares have been converted into common stock as of the original issuance date.

NEW ACCOUNTING STANDARDS

     During 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." The Company has no other comprehensive income amounts for any of the periods presented.

     The Company also adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." As of December 31, 1998, management has concluded that the Company only operates in one segment and exclusively in the United States.

     In March 1998, the American Institute of Certified Public Accountants issued SOP No. 98-1, "Software for Internal Use." The Company does not expect the adoption of SOP No. 98-1 to have a material impact on its financial statements.

                                CYBERGOLD, INC.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is not expected to have a material impact on the Company's financial position or results of operations.

2. PROPERTY AND EQUIPMENT:

     Property and equipment consisted of the following:

                                                  DECEMBER 31,
                                             ----------------------    MARCH 31,
                                               1997         1998          1999
                                             ---------    ---------    ----------
Computer equipment and software............  $ 625,610    $ 923,127    $  979,576
Furniture and fixtures.....................     25,817       30,465        63,145
Leasehold improvements.....................     12,101       14,541        14,541
                                             ---------    ---------    ----------
                                               663,528      968,133     1,057,262
Accumulated depreciation...................   (291,909)    (561,067)     (642,679)
                                             ---------    ---------    ----------
                                             $ 371,619    $ 407,066    $  414,583
                                             =========    =========    ==========

     Depreciation expense for property and equipment was $101,050, $190,859, and $269,158 for the years ended December 31, 1996, 1997, and 1998, respectively. Included in property and equipment at December 31, 1997 and 1998 are depreciated amounts of approximately $372,000 and $278,000, respectively, related to assets acquired under capital leases.

3. INCOME TAXES:

Significant components of net deferred tax assets as of December 31 were:

                                                          1997           1998
                                                       -----------    -----------
Net operating loss carryforwards.....................  $ 1,997,200    $ 3,744,037
R&D credit carryforward..............................      147,482        274,163
Other................................................        5,347         25,028
                                                       -----------    -----------
          Gross deferred tax assets..................    2,150,029      4,043,228
Deferred tax valuation allowance.....................   (2,150,029)    (4,043,228)
                                                       -----------    -----------
          Net deferred tax asset.....................  $        --    $        --
                                                       ===========    ===========

     As of December 31, 1998, the Company had tax net operating loss carryforwards of approximately $9,360,000 for federal and state income tax purposes. These carryforwards begin to expire in 2011 and 2005, respectively. In addition, the Company has research and development tax credit carryforwards of $156,821 and $117,342 for federal and state income tax purposes, respectively, which begin to expire in 2011. A valuation allowance has been provided to offset gross deferred tax assets due to the uncertainty surrounding the realizability of such assets.

                                CYBERGOLD, INC.

     The Tax Reform Act of 1986 contains provisions that may limit the net operating loss carryforwards and research and development credits available to be used in any given year should certain events occur, including the sale of equity securities and other changes in ownership. There can be no assurance that the Company will be able to utilize net operating loss carryforwards and credits before expiration.

4. CONVERTIBLE REDEEMABLE PREFERRED STOCK:

     During 1998 and 1999, the Company amended and restated its articles of incorporation to allow for the issuance of 8,000,029 shares of Series C Convertible Redeemable Preferred Stock (Series C Stock) and 3,850,000 shares of Series D Convertible Redeemable Preferred Stock (Series D Stock). During the period from May 1998 through August 1998, the Company issued 6,283,792 shares of Series C Stock at $0.91 per share. During May 1999, the Company issued 3,076,923 shares of Series D Stock at $2.60 per share.

     The holders of Series C Stock and Series D Stock shall be entitled to receive noncumulative dividends of $.0455 per annum and $.13 per annum, respectively, as declared by the Board of Directors.

     The Series C Stock and Series D Stock has preference in liquidation over common stock and Series A and B Preferred (see Note 5) equal to a liquidation value of $0.91 and $2.60 per share, respectively.

     Each share of Series C Stock and Series D Stock is convertible, at the option of the holder, into a share of common stock at the Initial Conversion Price, as defined. Each share will automatically convert into shares of common stock at the Initial Conversion Price upon the earlier of (a) the Company's sale of its common stock in a firm commitment underwritten initial public offering, the public offering price of which was not less than $6.50 per share and $15,000,000 in the aggregate or (b) the date specified by written consent of 67 percent of the holders of the then outstanding shares of preferred stock.

     At any time after May 15, 2003, the holders of not less than 67 percent of the then outstanding Series C Stock and Series D Stock may request for the redemption of the Series C Stock and Series D Stock at $1.82 per share and $5.20 per share, respectively. This related redemption premium is being accreted over the period from the issuance of the respective stock through May 15, 2003. For the year ended December 31, 1998, and for the quarter ended March 31, 1999, the accretion charged to retained deficit was $660,430 and $292,801, respectively.

     In connection with the issuance of Series D Stock, the Company also issued warrants to purchase 576,923 warrants of Series D Stock an exercise price of $3.00.

5. STOCKHOLDERS EQUITY:

COMMON STOCK

     The holders of common stock are entitled to one vote per share. Subject to preferences on outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors. In the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock. The common stock has no preemptive, conversion or other subscription rights.

                                CYBERGOLD, INC.

PREFERRED STOCK

     Pursuant to the Company's Series A preferred stock agreement entered into in May 1996, 3,000,000 shares of Series A preferred stock were sold to the existing stockholder and other investors at a price of $1.00 per share in July 1996. Upon liquidation, merger or acquisition of the Company, provided sufficient assets are available, Series A preferred stockholders would receive $1.00 per share plus any declared but unpaid dividends.

     On June 28, 1996, the Company issued to one of the new Series A investors a warrant to purchase 250,000 shares of common stock at $0.15 per share. The value of this warrant at June 28, 1996, was determined not to be material.

     Pursuant to the Company's Series B preferred stock agreement entered into in June 1997, 2,067,471 shares of Series B preferred stock were sold to the existing stockholders and other investors at a price of $2.00 per share. Of the total number of shares sold, 515,421 shares were issued upon the conversion of stockholder notes (the Notes). The Notes were entered into in early 1997 by the existing stockholders as bridge financing. The Notes accrued interest at 8 percent. Upon liquidation, merger or acquisition of the Company, provided sufficient assets are available, Series B preferred stockholders would receive $2.00 per share plus any declared but unpaid dividends.

     Conversion of Series A preferred stock and Series B preferred stock into common stock is at the option of the preferred stockholders. Each share of preferred stock is convertible into such number of shares of common stock determined by dividing the issuance price by the conversion price, which is determined at the time of the conversion. The conversion price for Series A and Series B preferred stock was initially set at $1.00 and $2.00 per share, respectively. This conversion price is subject to adjustment upon the occurrence of certain events. Conversion of the preferred stock is automatic upon the earlier of (a) the Company's sale of its common stock in a firm commitment underwritten initial public offering, the offering price of which is not less than $2.73 and the proceeds of which are greater than $15,000,000; or (b) the date specified by written consent of the holders of the then outstanding shares of Series A, Series B, Series C and Series D stock, acting together as a single class.

     In connection with the capital leases described in Note 6, the Company issued warrants to the lessor to purchase 17,500 shares of Series A preferred stock at $1.00 per share, 5,000 shares of Series B preferred stock at $2.00 per share. The value of these warrants at the grant dates was determined not to be material, based on the Black-Scholes pricing model.

     At December 31, 1998, 15,000,029 shares of common stock, equivalent to the number of shares of preferred stock authorized, were reserved for issuance upon conversion of preferred stock.

     Each share of preferred stock conveys the right to the stockholder of one vote.

6. COMMITMENTS AND CONTINGENCIES:

LEASE COMMITMENTS

     The Company entered into a sale leaseback transaction during 1997 related to the leasing of certain computer equipment. No gain or loss was recognized on this sale. During 1999, the Company moved its headquarters to Oakland, California and entered into an operating lease that expires in June 2004.

                                CYBERGOLD, INC.

     As of December 31, 1998, future minimum lease commitments are as follows:

                                                          OPERATING      CAPITAL
                                                            LEASE         LEASE
                                                           PAYMENTS     PAYMENTS
                                                          ----------    ---------
1999....................................................  $  217,790    $ 196,013
2000....................................................     341,100      166,456
2001....................................................     370,800       83,498
2002....................................................     407,700       15,414
2003....................................................     427,500           --
Thereafter..............................................     180,000           --
                                                          ----------    ---------
          Total.........................................  $1,944,890      461,381
                                                          ==========
Less: Interest component................................                  (99,192)
                                                                        ---------
Present value of minimum lease payments.................                  362,189
Less: Current maturities................................                 (136,639)
                                                                        ---------
Long-term capital obligations...........................                $ 225,550
                                                                        =========

     Interest expense on capital leases amounted to $0, $35,800 and $71,086 for the years ended December 31, 1996, 1997, and 1998 respectively. Rent expense for the years ended December 31, 1996, 1997, and 1998, was $103,529, $150,730 and
$139,749, respectively.

EMPLOYMENT AGREEMENTS

     During 1998, the Company entered into employment agreements with three officers that provide for minimum annual base salaries, bonus entitlements and issuance of common stock options upon the achievement of certain objectives. Should these objectives not be achieved, these options vest over five years. The employment agreements were effective as of the hire date of each respective officer and may be terminated by either party. As of December 31, 1998, the Company accrued approximately $32,000 in the accompanying balance sheet for accrued bonuses in relation to these agreements.

EQUIPMENT CREDIT LINE

     During February 1999, the Company entered into an equipment credit line agreement. This credit line is to be used solely for capital expenditures. Maximum borrowings under this line are $400,000. Interest of approximately 18 percent and principal are payable monthly, over a three year period. At March 31, 1999, the Company had amounts outstanding under this line of $115,196. Of this amount, $4,760 is included in current maturities of long-term obligations in the accompanying balance sheet with the remainder included in long-term obligations, net of current maturities.

7. STOCK OPTION PLAN:

     Under the terms of the Company's Employee Stock Option Plan (the Plan) adopted in June 1996, options to purchase shares of the Company's common stock are granted to employees, consultants and directors. Options currently outstanding vest at 25 percent on the first anniversary of the grant date and 1/36 per month thereafter. Each option shall terminate 10 years after the date of grant. In addition, the option holder is entitled to exercise prior to the option's vesting as long as he or she is still an employee.

                                CYBERGOLD, INC.

Should the employee subsequently leave, the Company has the right to repurchase the shares that had not vested at the departure date. At December 31, 1998 and March 31, 1999, 85,157 and 81,251 shares of common stock were subject to repurchase, respectively, under this provision.

     A summary of the status of the Company's stock option plan at December 31, 1998 and changes during the years ended December 1996, 1997, and 1998, and three months ended March 31, 1999, are presented in the table below:

                                                                           WEIGHTED      WEIGHTED
                                     OPTIONS OUTSTANDING                   AVERAGE        AVERAGE
                                  --------------------------               EXERCISE    FAIR VALUE OF
                                  QUALIFYING   NONQUALIFYING     TOTAL      PRICE     OPTIONS GRANTED
                                  ----------   -------------   ---------   --------   ---------------
Balance, December 31, 1995......         --            --             --    $  --
  Granted.......................  1,371,500        12,500      1,384,000     0.04          $0.04
  Canceled......................   (295,937)           --       (295,937)    0.03
  Exercised.....................    (57,500)      (12,500)       (70,000)    0.01
                                  ---------      --------      ---------
Balance, December 31, 1996......  1,018,063            --      1,018,063     0.04
  Granted.......................    501,500       160,000        661,500     0.23          $0.05
  Canceled......................   (147,000)           --       (147,000)    0.10
  Exercised.....................   (348,063)           --       (348,063)    0.04
                                  ---------      --------      ---------
Balance, December 31, 1997......  1,024,500       160,000      1,184,500     0.13
  Granted.......................  1,013,600       300,350      1,313,950     0.31          $0.68
  Canceled......................   (485,977)      (91,667)      (577,644)    0.40
  Exercised.....................    (52,604)       (1,600)       (54,204)    0.19
                                  ---------      --------      ---------
Balance, December 31, 1998......  1,499,519       367,083      1,866,602     0.19
  Granted.......................     78,000       112,500        190,500     0.15          $1.88
  Canceled......................    (54,395)      (90,000)      (144,395)    0.40
  Exercised.....................    (30,000)       (6,750)       (36,750)    0.04
                                  ---------      --------      ---------
Balance, March 31, 1999.........  1,575,531       382,833      1,875,957     0.19
                                  =========      ========      =========

     Options outstanding, exercisable, and vested by price range at December 31, 1998, are as follows:

                              WEIGHTED
RANGE OF                      AVERAGE
EXERCISE      NUMBER         REMAINING         NUMBER       NUMBER
  PRICE     OUTSTANDING   CONTRACTUAL LIFE   EXERCISABLE    VESTED
---------   -----------   ----------------   -----------   --------
0.$50...       389,852          9.0            389,852      205,558
   0.01        478,000          7.4            478,000      454,895
   0.15        998,750          9.5            998,750      159,986
             ---------                        --------     --------
             1,866,602                       1,866,602      820,439
             =========                        ========     ========

     During 1997, the Company entered into agreements that granted options to purchase 185,000 shares of Series A preferred stock to consultants at $1.00 per share. The options were fully vested at December 31, 1998. The value of these options at the grant date (as determined using the Black-Scholes model), was not material.

     In connection with the granting of certain stock options to employees, directors and consultants during 1998, the Company recorded deferred compensation of $1,644,201. This deferred compensation is

                                CYBERGOLD, INC.

being amortized over the expected service periods of the grantees, generally four years. Amortization of deferred compensation for the year ended December 31, 1998, was $184,778.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation expense for the Plan been determined based on the fair value at the grant dates, as prescribed in SFAS No. 123, the Company's net loss and net loss per share would have been as follows:

                                                                          THREE MONTHS ENDED
                                    YEARS ENDED DECEMBER 31,                   MARCH 31,
                             ---------------------------------------   -------------------------
                                1996          1997          1998          1998          1999
                             -----------   -----------   -----------   -----------   -----------
Net loss:
  As reported..............  $(2,568,790)  $(3,744,323)  $(5,264,871)  $(1,220,093)  $(2,018,754)
  Pro forma................   (2,582,025)   (3,779,438)   (5,349,881)   (1,220,093)   (2,018,754)
Basic and diluted net loss
  per common share:
  As reported..............  $     (0.46)  $     (0.63)  $     (0.87)  $     (0.20)  $     (0.33)
  Pro forma................        (0.46)        (0.63)        (0.89)        (0.20)        (0.33)

     The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants: expected dividend yield of 0 percent in all periods; expected volatility of 0 percent in all periods; weighted average risk-free interest rates ranging from 4.45 percent to 6.28 percent for all periods presented in the table above; and expected lives of four years for all periods.

8. COMPENSATION AND RETIREMENT PLANS:

     On May 18, 1999, the Board of Directors adopted the following plans:

     1999 OMNIBUS EQUITY INCENTIVE PLAN -- The Company has reserved 1,500,000 shares of common stock for issuance under this plan. Options may be granted under this plan to employees, directors and consultants and will not be granted at less than 100 percent of the fair market value of the common stock on the option grant date. These options will generally vest over four years and expire ten years after the date of grant. At May 18, 1999, no options were outstanding under this plan.

     1999 EMPLOYEE STOCK PURCHASE PLAN -- The Company has reserved 300,000 shares of common stock for issuance under this plan and only employees are eligible. Employees can purchase stock through payroll deductions which may not exceed 15 percent of the employee's cash compensation. The purchase price per share of common stock will be no less than 85 percent of the fair market value of the stock at the date of grant. At May 18, 1999, no purchases had been made under this plan.

     401(K) DEFINED CONTRIBUTION PLAN -- The Company also sponsors a defined contribution 401(k) retirement plan for all employees who have completed at least 30 days of service. Participants may elect to defer up to 15 percent of their current annual salary, not to exceed $10,000. The Company does not match contributions.

9. RELATED PARTIES:

     During the years ended December 31, 1996, 1997, and 1998, the president of the Company and majority common stockholder was not paid a salary.

[BACK INSIDE COVER

Description: 15 color photographs of Cybergold members, laid out in a staggered pattern. (See attached layout). Each photo approx. 1.5 inches x 1.5 inches. Each photograph is captioned with name and occupation. Cybergold logo, approximately 1 inch x 2 inches, in center of page.

CAPTIONS:
Carrie Applebaum                              Marketing Manager/Hebrew Teacher
Stacey Trask                                  Waitress
Glenn Randle                                  Graphic Designer
Ian Dalec                                     Field Engineer
Chris Trim                                    Police Officer/Mountain Biker
Jonathan Peacock                              Tech Support Engineer/Skier
Voltaire Moise                                Artist
Jessica Burrows                               Media Planner
Frank Siegel                                  Software Developer
Devora Kanter                                 Nonprofit Volunteer
Dick Kerner                                   Financial Planner
Roxanne Castillo                              Paralegal
Ryan Dadasovich                               QA Manager/Musician
Nicole Ylagan                                 Supply Technician/Singer
Colette Sandstedt                             Filmmaker]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

SEC Registration fee........................................  $ 12,788
NASD fee....................................................  $  5,100
Nasdaq National Market listing fee..........................
Printing and engraving expenses.............................
Legal fees and expenses.....................................
Accounting fees and expenses................................
Blue sky fees and expenses..................................  $  3,000
Transfer agent fees.........................................
Miscellaneous fees and expenses.............................
                                                              --------
          Total.............................................
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers, including reimbursement for expenses incurred, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VI, Section 6.1, of the Registrant's Bylaws provides for mandatory indemnification of its directors and permissible indemnification of officers and employees to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is made to Section 7 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since January 1, 1996, the Company has issued and sold the following unregistered securities pursuant to the exemption from the registration requirements of the Securities Act of 1933 as amended (the "Act"), provided by Sections 3(a)(10) or 4(2) of the Act or Rule 701 of the Act:

(1) On May 18, 1999, CyberGold, Inc., a California corporation ("Cybergold California") incorporated a wholly-owned subsidiary, Cybergold, Inc., a Delaware corporation (Cybergold Delaware) for purposes of reincorporating into Delaware. In connection with the reincorporation, Cybergold Delaware will issue shares of its common stock to the holders of common stock of Cybergold California, such that the holders of common stock of CyberGold California will receive a proportionate interest in Cybergold Delaware common stock. The issuance of the securities and such reincorporation will be exempt from the registration requirements of the Act, due to the exemptions from registration provided by Sections 3(a)(10) and 4(2) thereof.

(2) In July and September of 1996, we issued 3,000,000 shares of Series A preferred stock to a group of private accredited investors for an aggregate consideration of $3,000,000 pursuant to Section 4(2) of the Act.

(3) In July 1996, we issued a warrant to purchase 250,000 shares of common stock to a private accredited investor at an exercise price of $0.15 pursuant to
    Section 4(2) of the Act.

(4) In June 1997, we issued 2,092,471 shares of Series B preferred stock to a group of private accredited investors for an aggregate consideration of $4,234,942 pursuant to Section 4(2) of the Act.

(5) In March 1997, we issued warrants to an equipment lessor to purchase 22,500 shares of Series B preferred stock at an exercise price of $2.00 pursuant to
    Section 4(2) of the Act.

(6) In May and August 1998, we issued 6,283,792 shares of Series C preferred stock to a group of private accredited investors for an aggregate consideration of $5,655,750 pursuant to Section 4(2) of the Act.

(7) On May 18, 1999, we issued 3,076,923 shares of Series D preferred stock to a group of private accredited investors for an aggregate consideration of $7,999,999.80 pursuant to Section 4(2) of the Act.

(8) On May 18, 1999, we issued warrants to purchase a total of 576,925 shares of Series D preferred stock at an exercise price of $3.00 to a group of private accredited investors pursuant to Section 4(2) of the Act.

(9) Since 1996, we have issued options to purchase common stock to employees, directors and consultants pursuant to Section 4(2) and Rule 701 of the Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 1.1**     Form of Underwriting Agreement (preliminary form).
 3.1**     Registrant's Certificate of Incorporation
 3.2**     Registrant's Amended and Restated Certificate of
           Incorporation, to be effective upon the closing of the
           offering
 3.3**     Registrant's Bylaws
 4.1**     Reference is made to Exhibits 3.1, 3.2 and 3.3
 4.2*      Specimen Common Stock Certificate

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 4.3**     Amended and Restated Investors' Rights Agreement, dated May
           18, 1999
 5.1*      Opinion of Gunderson Dettmer Stough Franklin Villeneuve &
           Hachigian, LLP
10.1**     Form of Indemnification Agreement
10.2*      1996 Stock Plan
10.3*      1999 Omnibus Equity Incentive Plan
10.4*      1999 Employee Stock Purchase Plan
10.5       Standard Office Lease, by and between Central Building LLC and the Registrant, dated March 25, 1999.
10.6       Commercial Lease, by and between Weilman Treloar & Co. and the Registrant, dated December 20, 1995.
10.7+      Merchant Transaction Processing Agreement between the First
           National Bank of Omaha and the Registrant, as amended July
           21, 1997.
10.8+      Letter of Agreement between Earthlink Network, Inc. and the
           Registrant, dated August 10, 1998.
10.9       Master Lease Agreement, between the Registrant and LINC
           Capital, Inc., dated March 17, 1997.
10.10      Senior Loan and Security Agreement No. 6209, between the
           Registrant and Phoenix Leasing Incorporated, dated December
           10, 1998.
10.11+     Agreement, between the Registrant and Audits & Surveys
           Worldwide, Inc., dated March 17, 1997.
10.12+     Affinity Agreement between the Registrant and MBNA America
           Bank, N.A., dated November 20, 1998.
23.1**     Independent Auditors' Consent.
23.2**     Consent of Counsel (See Exhibit 5.1).
24.1**     Power of Attorney (See Page II-5).
27.1**     Financial Data Schedule (Fiscal 1998 and three months ended
           March 31, 1999).


---------------
 * To be filed by amendment


** Previously filed



 + Specified portions of this agreement have been omitted and have been filed separately with the Commission pursuant to a request for confidential treatment.


ITEM 17. UNDERTAKINGS

     The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berkeley, State of California, on this 8th day of June, 1999.


                                          CYBERGOLD, INC.

                                          By: /s/ A. NATHANIEL GOLDHABER
                                            ------------------------------------
                                            A. Nathaniel Goldhaber
                                            President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:



                     SIGNATURE                                     TITLE                    DATE
                     ---------                                     -----                    ----
            /s/ A. NATHANIEL GOLDHABER                  President, Chief Executive       June 8, 1999
---------------------------------------------------     Officer (Principal Executive
              A. Nathaniel Goldhaber                              Officer)
                                                               and Director

                 /s/ JOHN STEUART                         Chief Financial Officer        June 8, 1999
---------------------------------------------------       (Principal Financial and
                   John Steuart                              Accounting Officer)

               /s/ CHRISTOPHER ALAFI                             Director                June 8, 1999
---------------------------------------------------
                 Christopher Alafi

                   /s/ JAY CHIAT                                 Director                June 8, 1999
---------------------------------------------------
                     Jay Chiat

                /s/ GARRETT GRUENER                              Director                June 8, 1999
---------------------------------------------------
                  Garrett Gruener

                 /s/ REGIS MCKENNA                               Director                June 8, 1999
---------------------------------------------------
                   Regis McKenna

                 /s/ ALAN SALZMAN                                Director                June 8, 1999
---------------------------------------------------
                   Alan Salzman

                 /s/ PETER SEALEY                                Director                June 8, 1999
---------------------------------------------------
                   Peter Sealey



*By:   /s/ A. NATHANIEL GOLDHABER

     ---------------------------------

          A. Nathaniel Goldhaber


             Attorney-in-Fact



*By:        /s/ JOHN STEUART

     ---------------------------------

               John Steuart


             Attorney-in-Fact

                                 EXHIBIT INDEX



EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 1.1**     Form of Underwriting Agreement (preliminary form).
 3.1**     Registrant's Certificate of Incorporation
 3.2**     Registrant's Amended and Restated Certificate of
           Incorporation, to be effective upon the closing of the
           offering
 3.3**     Registrant's Bylaws
 4.1**     Reference is made to Exhibits 3.1, 3.2 and 3.3
 4.2*      Specimen Common Stock Certificate
 4.3**     Amended and Restated Investors' Rights Agreement, dated May
           18, 1999
 5.1*      Opinion of Gunderson Dettmer Stough Franklin Villeneuve &
           Hachigian, LLP
10.1**     Form of Indemnification Agreement
10.2*      1996 Stock Plan
10.3*      1999 Omnibus Equity Incentive Plan
10.4*      1999 Employee Stock Purchase Plan
10.5       Standard Office Lease, by and between Central Building LLC and the Registrant, dated March 25, 1999.
10.6       Commercial Lease, by and between Weilman Treloar & Co. and the Registrant, dated December 20, 1995.
10.7+      Merchant Transaction Processing Agreement between the First
           National Bank of Omaha and the Registrant, as amended July
           21, 1997.
10.8+      Letter of Agreement between Earthlink Network, Inc. and the
           Registrant, dated August 10, 1998.
10.9       Master Lease Agreement, between the Registrant and LINC
           Capital, Inc., dated March 17, 1997.
10.10      Senior Loan and Security Agreement No. 6209, between the
           Registrant and Phoenix Leasing Incorporated, dated December
           10, 1998.
10.11+     Agreement, between the Registrant and Audits & Surveys
           Worldwide, Inc., dated March 17, 1997.
10.12+     Affinity Agreement between the Registrant and MBNA America
           Bank, N.A., dated November 20, 1998.
23.1**     Independent Auditors' Consent.
23.2**     Consent of Counsel (See Exhibit 5.1).
24.1**     Power of Attorney (See Page II-5).
27.1**     Financial Data Schedule (Fiscal 1998 and three months ended
           March 31, 1999).


---------------

 * To be filed by amendment



** Previously filed



 + Specified portions of this agreement have been omitted and have been filed separately with the Commission pursuant to a request for confidential treatment.